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Filed Pursuant to Rule 424(B)(5)
Registration File No. 333-147163

Prospectus Supplement
(To prospectus dated February 6, 2008)

3,300,000 Shares

Common Stock

        We are offering 3,217,000 shares of our common stock, par value $0.001 per share, and the selling stockholder identified in this prospectus supplement is offering 83,000 shares of our common stock. We will not receive any proceeds from the sale of shares sold by the selling stockholder.

        Our common stock is listed on the Nasdaq Global Market under the symbol "ACOR." The last reported sale price of our common stock on the Nasdaq Global Market on February 12, 2008 was $21.55 per share.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page S-10 of this prospectus supplement for the factors you should consider before buying shares of our common stock.

	Per share	Total
Offering price	$21.50	$70,950,000
Discounts and commissions to underwriters	$1.29	$4,257,000
Offering proceeds to Acorda Therapeutics, Inc., before expenses	$20.21	$65,015,570
Offering proceeds to the selling stockholder, before expenses	$20.21	$1,677,430

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We have granted the underwriters the option to purchase from us up to 495,000 additional shares of common stock on the same terms and conditions as set forth above if the underwriters sell more than 3,300,000 shares in this offering. The underwriters can exercise this option at any time, in whole or in part, within 30 days after the offering.

        The underwriters expect to deliver the shares against payment on or about February 19, 2008.

Joint Book-Running Managers

JPMorgan	Deutsche Bank Securities

Lazard Capital Markets	Piper Jaffray	Cowen and Company	Friedman Billings Ramsey

February 12, 2008

Prospectus Supplement

Prospectus

        This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common stock. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus that we authorize to be distributed to you.

        We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

        You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and any free writing prospectus is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and any free writing prospectus before making your investment decision. You should also read and consider the information in the documents we have referred you to in the sections of this prospectus supplement entitled "Where You Can Find More Information" and "Incorporation of Information by Reference."

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights information contained elsewhere in this prospectus supplement and may not contain all of the information that is important to you. We encourage you to read this prospectus supplement and accompanying prospectus in its entirety, including the "Risk Factors" section in this prospectus supplement and the documents incorporated by reference herein. As used in this prospectus supplement and accompanying prospectus, unless otherwise specified or the context requires otherwise, the terms "Acorda," "we," "our," and "us" refer to Acorda Therapeutics, Inc.

Overview

        We are a commercial-stage biopharmaceutical company dedicated to the identification, development and commercialization of novel therapies that improve neurological function in people with multiple sclerosis, or MS, spinal cord injury, or SCI, and other disorders of the central nervous system, or CNS. Our marketed product, Zanaflex Capsules, is approved by the U.S. Food and Drug Administration (FDA) for the management of spasticity. Our lead product, Fampridine-SR, is in Phase 3 development for the improvement of walking ability in patients with MS. In September 2006, we reported positive Phase 3 clinical trial results from our first Phase 3 trial and we expect to have results from our second Phase 3 trial of Fampridine-SR in the latter part of the second quarter of 2008. If the results of this trial are favorable, we intend to submit a New Drug Application (NDA) to the FDA in the first quarter of 2009. Our preclinical programs also target other aspects of MS, as well as SCI and other CNS disorders, including stroke and traumatic brain injury.

        Approximately 650,000 people in the United States suffer from MS or SCI and the combined annual cost of treatment for these conditions exceeds $13 billion. It is estimated that a total of approximately 10 million people live with the long-term consequences of traumatic brain injury and stroke in the United States.

        Our goal is to continue to grow as a fully-integrated biopharmaceutical company by commercializing pharmaceutical products, developing our product candidates and advancing our preclinical programs for these large and underserved markets.

Our Product Pipeline

Zanaflex

        Our products, Zanaflex Capsules and Zanaflex tablets, are FDA-approved for the management of spasticity, a symptom of conditions such as MS and SCI that is commonly characterized by stiffness and rigidity, restriction of movement and painful muscle spasms. Zanaflex Capsules and Zanaflex tablets contain tizanidine hydrochloride, or tizanidine, one of the two leading treatments currently used for the management of spasticity. We acquired Zanaflex Capsules and Zanaflex tablets from a wholly-owned subsidiary of Elan Corporation, plc, or Elan, in July 2004. This strategic acquisition provided us with the opportunity to build a commercial infrastructure, develop sales and marketing expertise and create a foundation for future product launches, in addition to generating product revenue. We launched Zanaflex Capsules, a new capsule formulation of tizanidine, in April 2005.

        We believe that Zanaflex Capsules offer important benefits over Zanaflex tablets and generic tizanidine tablets. When taken with food, Zanaflex Capsules have a different blood absorption profile, referred to as pharmacokinetic profile, than Zanaflex tablets and generic tizanidine tablets, generally resulting in a lower level and more gradual rise of peak levels of tizanidine in a patient's blood. As a result of this different pharmacokinetic profile, Zanaflex tablets and generic tizanidine tablets are not equivalent, or AB-rated, with Zanaflex Capsules. Therefore, under state pharmacy laws, prescriptions written for Zanaflex Capsules may not properly be filled by the pharmacist with Zanaflex tablets or generic tizanidine tablets. Zanaflex Capsules are also available in a higher dose strength, which gives patients and prescribers an additional choice in dosing and an opportunity to reduce the number of pills a person must take daily. In addition, people who have difficulty swallowing may find Zanaflex Capsules easier to take.

        To support and increase sales of Zanaflex Capsules, we more than doubled the size of our internal specialty sales force between 2006 and 2007. As of January 1, 2008, our internal specialty sales force consisted of 65 sales professionals who call on neurologists, other specialists, and primary care physicians who treat patients with conditions that involve spasticity. Members of this sales force also call on managed care organizations, pharmacists and wholesale drug distribution customers. We also engage a small, dedicated sales force of pharmaceutical telesales professionals to contact primary care physicians, specialty physicians and pharmacists. We believe that our sales and marketing infrastructure enables us to efficiently reach virtually all high-volume prescribers of Zanaflex tablets and generic tizanidine. We believe that many of these prescribers are also potential high-volume prescribers for our lead product candidate, Fampridine-SR, if approved.

        Zanaflex Capsules are protected by a U.S. patent that expires in 2021. Zanaflex tablets lost compound patent protection in 2002 and both products now compete with 12 generic versions of tizanidine tablets. In August 2007, we received a Paragraph IV Certification Notice from Apotex Inc. advising that it had submitted an Abbreviated New Drug Application (ANDA) to the FDA seeking marketing approval for generic versions of Zanaflex Capsules. In October 2007, we filed a lawsuit against Apotex Corp. and Apotex Inc. for patent infringement in relation to the filing of the ANDA by Apotex, Inc. If the FDA approves the ANDA and Apotex Corp. and Apotex Inc. are successful in challenging the validity of the patent, Apotex Corp. and Apotex Inc. could be permitted to sell a generic tizanidine hydrochloride capsule in competition with Zanaflex Capsules and Zanaflex tablets.

Fampridine-SR

        Our lead product candidate, Fampridine-SR, completed a Phase 3 clinical trial for improvement of walking ability in people with MS in September 2006. In this trial, statistical significance was achieved on all three efficacy criteria defined in a Special Protocol Assessment (SPA) issued by the FDA. A significantly greater proportion of people taking Fampridine-SR had a consistent improvement in walking speed on a timed 25-foot walk, the trial's primary outcome, compared to people taking a placebo. In addition, the effect was maintained throughout the 14-week treatment period, and there was a statistically significant improvement among responders compared to non-responders in the 12-Item MS Walking Scale (MSWS-12), a self-rated assessment of walking disability.

        We initiated a second Phase 3 trial of Fampridine-SR for improvement of walking ability in people with MS in June 2007. As in our first Phase 3 trial, the primary outcome of this trial is to show that individuals treated with Fampridine-SR are significantly more likely to have consistent improvement in their walking speed on a timed 25-foot walk, than those treated with placebo. In contrast to the previous Phase 3 trial, the FDA is not requiring that this trial also demonstrate maintenance of effect over the treatment period, nor that there be a statistically significant improvement in the MSWS-12 for walking responders versus non-responders. Under a second SPA, pending clinical results, the FDA has agreed that this trial, if successful, together with our first Phase 3 trial, would be adequate to support the efficacy requirements in an NDA for Fampridine-SR. Enrollment in the second Phase 3 trial was completed as of the end of November 2007 with a total of 240 MS patients enrolled. We anticipate that data from this trial will be available in the latter part of the second quarter of 2008.

        In January 2008, we announced the results of a Thorough QT cardiac study of Fampridine-SR, an FDA-required study that evaluated the potential of Fampridine-SR to cause an increase in the electrocardiographic QT interval. This study found that Fampridine-SR, at both therapeutic and supratherapeutic doses, was no different than placebo. See "Recent Developments—Fampridine-SR QT Study."

        Fampridine-SR is a small molecule drug contained in a sustained release tablet form. Laboratory studies have shown that fampridine, the active ingredient in Fampridine-SR, improves impulse conduction in nerve fibers in which the insulating outer layer, called the myelin sheath, has been damaged. This damage may be caused by the body's own immune system, in the case of MS, or by physical trauma, in the case of SCI.

        We believe that Fampridine-SR could represent a fundamental shift in the treatment of people with MS because it may improve neurological function rather than treating the symptoms or slowing the progression of disease, as current treatments do. We have obtained Orphan Drug designations from the FDA for Fampridine in both MS and incomplete SCI. We plan to commercialize Fampridine-SR, if approved, using our own sales force in the United States and are exploring alternatives for commercializing this product, if the appropriate regulatory approvals are obtained, outside the United States.

Preclinical programs

        We have three preclinical programs focused on novel approaches to repair damaged components of the CNS:

  •
  Neuregulins.  This program is based on using GGF-2, a neuregulin growth factor, to stimulate remyelination, or repair of the myelin sheath. In published studies, GGF-2 has been shown to stimulate remyelination in animal models of MS and to have other effects in neural protection and repair. In addition, the neuregulins have been shown to have potential cardiovascular applications, promoting the growth of heart muscle cell and reversing signs and symptoms in animal models of cardiac damage, such as congestive heart failure. In 2008, we plan to begin to work with a contract manufacturer to scale up manufacturing of GGF-2 under good manufacturing practices in preparation for a potential future Investigational New Drug (IND) application to support human clinical trials.

  •
  Remyelinating antibodies.  This program is based on research performed at the Mayo Clinic, with whom we have a license agreement. Studies have demonstrated the ability of this family of antibodies to stimulate remyelination in three different animal models of MS. Currently, there is no available therapy indicated to treat MS or other demyelinating conditions that repairs or replaces myelin. We have begun work with a contract manufacturer to scale up manufacturing of one of these antibodies under good manufacturing practices, and expect to complete this scale-up process by the end of 2008, in preparation for a potential future IND application to support human clinical trials.

  •
  Chondroitinase.  This program is based on the concept of breaking down the matrix of scar tissue that develops as a result of an injury to the CNS. Published research has demonstrated that this scar matrix is partly responsible for limiting the regeneration of nerve fibers in the CNS and restricting their ability to modify existing neural connections. Independent academic laboratories have also published animal studies showing that application of chondroitinase results in recovery of function following injuries to various areas of the brain or spinal cord.

        We believe all of our preclinical programs—neuregulins, remyelinating antibodies and chondroitinase—have broad applicability and have the potential to be first-in-class therapies. While these programs have initially been focused on MS and SCI, we believe they may be applicable across a number of CNS disorders, including stroke and traumatic brain injury, because many of the mechanisms of tissue damage and repair are similar. In addition, we believe that these programs have applicability beyond the nervous system, including in such fields as cardiology, oncology, orthopedics and ophthalmology.

Recent Developments

Overview of preliminary fourth quarter and full year 2007 financial results (unaudited)

        Set forth below is certain preliminary unaudited financial information for the fourth quarter and year ended December 31, 2007.

        Gross sales of Zanaflex Capsules and tablets were approximately $12 million for the quarter ended December 31, 2007 and approximately $43 million for the year ended December 31, 2007. Zanaflex Capsules and tablets operations were cash flow neutral in 2007.

        Research and development expenses were approximately $10 million for the three-month period ended December 31, 2007, increasing by approximately $4 million over the prior three-month period ended September 30, 2007. This increase was primarily due to costs associated with the Thorough QT cardiac study initiated in September 2007. Other increases were attributable to cGMP scale up and biologics toxicology work of our neuregulin and remyelinating antibody preclinical programs. Research and development expenses are expected to continue to increase in 2008 primarily due to an increase in spending on our Fampridine-SR clinical program and our preclinical programs.

        Selling, general and administrative expenses were approximately $14 million for the three-month period ended December 31, 2007, increasing by approximately $2 million over the prior three-month period ended September 30, 2007. This increase was primarily due to increases in Zanaflex marketing expenses, commissions, bonuses, pre-marketing expenses associated with the possible launch of Fampridine-SR, depreciation, consulting expenses and non-cash compensation expenses. Selling, general and administrative expenses are expected to increase in 2008 primarily due to an increase in our expected pre-marketing expenses associated with the possible launch of Fampridine-SR.

        Total operating expenses for the three-month period ended December 31, 2007 were approximately $23 million and approximately $71 million for the year ended December 31, 2007.

        Net loss for the three-month period ended December 31, 2007 was approximately $14 million and approximately $38 million for the year ended December 31, 2007. We expect our net loss in 2008 to increase, given our anticipated increase in expenses.

        As of December 31, 2007, we had approximately $95 million in cash, cash equivalents and short-term investments.

Fampridine-SR QT study

        On January 28, 2008, we announced favorable results from a Thorough QT study of Fampridine-SR. The FDA requires Thorough QT studies for all new drugs seeking regulatory approval, as increases in the QT interval (corrected for changes in heart rate, or QTc) may signify an increased risk of developing malignant cardiac arrhythmias. Fampridine-SR, at both therapeutic and supratherapeutic doses, was found to be no different than placebo. We conducted a double-blind trial, involving 208 healthy subjects, comparing the electrocardiographic effects of Fampridine-SR, given at a therapeutic (10 mg twice daily) and supratherapeutic dose (30 mg twice daily), to placebo and moxifloxacin in four groups of subjects. Moxifloxacin is a positive control known to increase the QT interval.

        The placebo-corrected QTc mean change from baseline (using the individual correction method for heart rate, or QTci) for the therapeutic and supratherapeutic doses of Fampridine-SR were 0 and 1 milliseconds, respectively. Moxifloxacin demonstrated QT prolongation consistent with previous clinical experience. In addition to no changes in the mean QTci interval, none of the subjects in the Fampridine-SR treated groups showed increases in the QTci of greater than 30 milliseconds, nor did any of the Fampridine-SR treated subjects display a QTci interval that exceeded 480 milliseconds at any time.

Acquisition of certain assets of Neurorecovery, Inc.

        On February 1, 2008, we acquired certain assets of Neurorecovery, Inc., a privately held company that focuses on the development and commercialization of neurological drugs that target inflammatory diseases of the peripheral nerves. This acquisition will enable us to explore additional therapeutic indications for Fampridine-SR, as well as gain access to pre-clinical compounds that may have utility in nervous system disorders.

        Under the terms of the purchase agreement, we were assigned two key licensing and research agreements relating to the use of aminopyridines in peripheral neuropathies and to two early stage development candidates. We also acquired Neurorecovery's pre-clinical and clinical data, regulatory filings (including Orphan Drug designations), patent rights, trademarks and domain names relating to the three products. Two Phase 2 studies of the aminopyridine compound Ampydin (IR) for the treatment of chronic functional motor and sensory deficits resulting from Guillain-Barre Syndrome have been completed.

        We issued 100,000 shares of our common stock as the purchase price for these assets, 20,000 shares of which will be held in escrow for one year to satisfy certain indemnification obligations. The transaction will result in a non-cash expense in the first quarter of 2008 of approximately $2.7 million from the acquisition of in process research and development.

Our Strategy

        Our strategy is to continue to grow as a fully integrated biopharmaceutical company focused on the identification, development and commercialization of a range of nervous system therapeutics. We are using our scientific, clinical and commercial expertise in MS and SCI as strategic points of access to additional CNS markets, including stroke and traumatic brain injury. Key aspects of our strategy are to:

  •
  complete the clinical development of and obtain regulatory approval for Fampridine-SR in MS;

  •
  maximize our revenue from Zanaflex Capsules and tablets operations, which we believe have the potential, based on our existing sales force, to be cash flow positive in 2008;

  •
  leverage the commercial presence of Zanaflex Capsules for the potential launch of Fampridine-SR;

  •
  advance our pipeline of preclinical programs to clinical trials; and

  •
  explore alternatives to maximize shareholder value.

        We have established a team of advisors and a network of well-recognized scientists, clinicians and opinion leaders in the fields of MS and SCI. Depending on their expertise, these advisors provide assistance in trial design, conduct clinical trials, keep us apprised of the latest scientific advances and help us identify and evaluate business development opportunities. In addition, we have recruited over 40 MS centers and 80 SCI rehabilitation centers in the United States and Canada to conduct our clinical trials. Our clinical management team has extensive experience in the areas of MS and SCI and works closely with this network.

Risks Associated With Our Business

        Our business is subject to numerous risks, as described in the section entitled "Risk Factors" in this prospectus supplement, and in documents incorporated by reference herein. We may be unable, for many reasons, including those that are beyond our control, to implement our current business strategy. Those reasons could include delays in obtaining, or a failure to obtain, regulatory approval for Fampridine-SR; failure to successfully promote Zanaflex Capsules and any other future marketed products; and failure to maintain and to protect our proprietary intellectual property assets, among others. The information about our preclinical and clinical trials may be useful to you in evaluating our company's current stage of development and our near-term and long-term prospects; however, you should note that of the large number of drugs in development, only a small percentage successfully complete the FDA regulatory approval process and are commercialized.

        We have a limited operating history and, as of September 30, 2007, had an accumulated deficit of approximately $256.3 million. We expect to incur losses for at least the next several years. We had net losses of $24.2 million, $60.0 million and $60.4 million for the nine-month period ended September 30, 2007, and the years ended December 31, 2006 and 2005, respectively. We are unable to predict the extent of future losses or when we will become profitable, if at all. Even if we succeed in promoting Zanaflex Capsules and developing and commercializing one or more of our product candidates, we may never generate sufficient sales revenue to achieve and sustain profitability.

Corporate Information

        We were incorporated in 1995 as a Delaware corporation. Our principal executive offices are located at 15 Skyline Drive, Hawthorne, New York 10532. Our telephone number is (914) 347-4300. Our website is www.acorda.com. Please note that all references to "www.acorda.com" in this prospectus supplement and the accompanying prospectus and documents incorporated by reference herein are inactive textual references only and that the information contained on Acorda's website is neither incorporated by reference nor intended to be used in connection with this offering.

        Our logo, "Acorda Therapeutics" and "Zanaflex" are registered trademarks that we own. "Zanaflex Capsules" is a trademark that we own. Other trademarks, trade names and service marks used in this prospectus supplement and the accompanying prospectus are the property of their respective owners.

The Offering

        For a description of our common stock, see "Description of Securities—Common Stock" in the accompanying prospectus.

Common stock offered by us	3,217,000 shares
Common stock offered by the selling stockholder	83,000 shares
Common stock outstanding after this offering	31,842,823 shares
Use of proceeds
We intend to use the net proceeds of this offering to complete our second Phase 3 Fampridine-SR clinical trial in MS and to conduct other activities related to the filing of an NDA and preparation for potential market launch of Fampridine-SR (if approved), for research and development and for general corporate purposes. See "Use of Proceeds."
Dividend Policy
We have never declared or paid cash dividends on our common stock. We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business.
Nasdaq Global Market symbol	ACOR
Risk Factors
See "Risk Factors" beginning on page S-10 and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

        The number of shares of our common stock to be outstanding after this offering is based upon the number of voting shares outstanding as of January 15, 2008 and excludes:

  •
  3,033,436 shares of common stock issuable, as of January 15, 2008, upon the exercise of outstanding options to purchase our common stock, at a weighted average exercise price of $10.38 per share;

  •
  67,476 shares of common stock issuable upon the conversion of an outstanding convertible promissory note;

  •
  1,136,757 shares of common stock reserved for issuance under our stock option plans, including our 2006 Employee Incentive Plan; and

  •
  100,000 shares of common stock issued on February 1, 2008 in connection with the acquisition of certain assets of Neurorecovery, Inc.

        Unless otherwise stated, information in this prospectus supplement assumes that the underwriters will not exercise their option to purchase additional shares.

Summary Consolidated Financial Data

        The following summary consolidated financial data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing in our Annual Report on Form 10-K/A for the year ended December 31, 2006 ("2006 Annual Report"), and our unaudited financial statements and related notes appearing in our Form 10-Q for the nine-month period ended September 30, 2007. These historical results are not necessarily indicative of results to be expected in any future period.

	Nine months ended September 30,	Nine months ended September 30,	Year ended December 31,			Six months ended December 31,	Year ended June 30,
	2007	2006	2006	2005	2004	2003	2003	2002
	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Gross sales—Zanaflex	$30,810	$18,304	$26,548	$5,923	$—	$—	$—	$—
Less: discounts and allowances	(2,576)	955	396	(1,114)	(4,417)	—	—	—

Net sales	28,234	19,259	26,944	4,809	(4,417)	—	—	—
Grant revenue	36	371	407	336	479	382	474	132

Total net revenue	28,270	19,630	27,351	5,145	(3,938)	382	474	132
Less: cost of sales	(5,746)	(4,037)	(7,123)	(5,132)	(885)	—	—	—

Gross profit	22,524	15,593	20,228	13	(4,823)	382	474	132
Operating expenses:
Research and development	12,854	8,892	12,055	12,890	21,999	16,743	17,527	11,147
Research and development—related party	—	—	—	—	—	3,343	2,265	4,687
Sales and marketing	22,006	14,142	19,079	13,099	4,662	—	—	—
General and administrative	12,550	9,273	12,561	8,435	13,283	17,069	6,388	6,636

Total operating expenses	47,410	32,307	43,695	34,424	39,944	37,155	26,180	22,470

Operating loss	(24,886)	(16,714)	(23,467)	(34,411)	(44,767)	(36,773)	(25,706)	(22,338)
Other income (expense):
Interest and amortization of debt discount expense	(2,209)	(1,674)	(2,553)	(1,526)	(385)	(38)	(78)	—
Interest and amortization of debt discount expense—related party	—	—	—	—	—	(184)	(369)	(408)
Interest income	2,805	854	1,471	402	409	276	393	984
Other income	45	71	76	1	2	7	26	—

Total other income (expense)	641	(749)	(1,006)	(1,123)	26	61	(28)	576
Minority interest—related party	—	—	—	—	—	—	—	580
Cumulative effect of change in accounting principle(1)	—	454	454	3	—	—	—	—

Net loss	(24,245)	(17,009)	(24,019)	(35,531)	(44,741)	(36,712)	(25,734)	(21,182)
Beneficial conversion feature, accretion of issuance costs, preferred dividends, and fair value of warrants issued to convertible preferred stockholders	—	(36,008)	(36,008)	(24,849)	(24,746)	(11,985)	(24,320)	(55)

Net loss allocable to common stockholders	$(24,245)	$(53,017)	$(60,027)	$(60,380)	$(69,487)	$(48,697)	$(50,054)	$(21,236)

	Nine months ended September 30,	Nine months ended September 30,	Year ended December 31,			Six months ended December 31,	Year ended June 30,
	2007	2006	2006	2005	2004	2003	2003	2002
	(unaudited)
	(in thousands, except per share data)
Net loss per share allocable to common stockholders—basic & diluted	$(0.95)	$(3.17)	$(3.27)	$(295.27)	$(351.76)	$(252.87)	$(261.38)	$(111.90)

Weighted average shares of common stock outstanding used in computing net loss per share allocable to common stockholders—basic & diluted(2)	25,468	16,745	18,346	204	198	193	191	190

(1)
On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards 123 (revised 2004), "Share-Based Payment" (SFAS No. 123R), which requires that the costs resulting from all share-based payment transactions be recognized in the financial statements at fair value. We adopted SFAS No. 123R using the modified prospective application method under which the provisions of SFAS No. 123R apply to new awards and to awards modified, repurchased, or cancelled after the adoption date. Additionally, compensation cost for the portion of the awards for which the requisite service has not been rendered that are outstanding as of the adoption date is recognized in the Consolidated Statement of Operations over the remaining service period after the adoption date based on the award's original estimate of fair value. Results for prior periods have not been restated. Upon adoption of SFAS No. 123R, we recorded a cumulative effect of change in accounting principle of $454 during the three-month period ended March 31, 2006, calculated as the difference between compensation cost recognized to date using actual forfeitures and the cost that would have been recognized to date using estimated forfeitures.

(2)
We completed an initial public offering (IPO) in February 2006 in which 6,076 shares of common stock were sold resulting in net proceeds of approximately $31.5 million after deducting the underwriting discount and offering expenses. Upon the completion of the IPO, 13,338 shares of preferred stock were converted into common stock. We completed a private placement in October 2006 in which 3,231 shares of common stock were sold resulting in net proceeds of approximately $29.8 million after deducting issuance costs. In addition, we completed a public offering in July 2007 in which 4,312,500 shares of common stock were sold (including 123,040 shares that were sold by certain selling stockholders), resulting in net proceeds to us of approximately $72.2 million after deducting the underwriting discount and offering expenses.

        The actual and as adjusted balance sheet data reflect our receipt of net proceeds of $64.7 million from the sale of shares of common stock in this offering at the offering price of $21.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses of $4.5 million.

	As of September 30, 2007
(in thousands)	Actual (unaudited)	As adjusted (unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$105,133	$169,824
Working capital	83,444	148,135
Total assets	136,858	201,549
Long-term debt	24,818	24,818
Total stockholders' equity	75,018	139,709

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should consider carefully the following risk factors and the other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein before you decide to purchase our common stock. Additional risks that are not currently known or foreseeable to us may materialize at a future date. The trading price of our common stock could decline if any of these risks or uncertainties occur and you might lose all or part of your investment.

Risks related to our business

We have a history of operating losses and we expect to continue to incur losses and may never be profitable.

        As of September 30, 2007, we had an accumulated deficit of approximately $256.3 million. We had net losses of $24.2 million, $60.0 million and $60.4 million for the nine-month period ended September 30, 2007 and years ended December 31, 2006 and December 31, 2005, respectively. We have had operating losses since inception as a result of our significant clinical development, research and development, general and administrative, sales and marketing and business development expenses. We expect to incur losses for at least the next several years as we expand our sales and marketing capabilities and continue our clinical trials and research and development activities.

        Our prospects for achieving profitability will depend primarily on how successful we are in executing our business plan to:

  •
  obtain FDA approval for and commercialize Fampridine-SR;

  •
  increase sales of Zanaflex Capsules;

  •
  continue to develop our preclinical product candidates and advance them into clinical trials; and

  •
  evaluate and act on appropriate opportunities for maximizing shareholder value.

        If we are not successful in executing our business plan, we may never achieve or may not sustain profitability.

If additional studies required by the FDA for Fampridine-SR do not yield favorable results or we are unable to obtain regulatory approval for Fampridine-SR, or any approval is unduly limited in scope or delayed, our business prospects will be materially adversely affected.

        In September 2006, we announced positive results from our Phase 3 clinical trial of Fampridine-SR for the improvement of walking in patients with MS, which was performed under an SPA from the FDA. In June 2007, we initiated a second Phase 3 clinical trial of Fampridine-SR in MS. The FDA has informed us that positive results from at least two successful Phase 3 clinical trials will be needed to support the filing of an NDA with the FDA. Although we expect our second Phase 3 clinical trial to be completed in the second quarter of 2008, we cannot assure how long this study, or any additional studies that might be required by the FDA, will take, whether any such future studies will yield favorable results, or what the cost will be. In addition, if the FDA determines that there is a new substantial scientific issue regarding walking in the MS population or Fampridine-SR, the FDA may alter its opinion expressed in the SPA, regarding the adequacy of the Phase 3 studies. The FDA also required us to execute a Thorough QT study of cardiac safety which was completed in January 2008. Although our QT consultants concluded that this study showed no safety signal for a risk of cardiac QT prolongation with Fampridine-SR at a therapeutic or supratherapeutic dose, the FDA will make its own evaluation of the data when it is submitted as part of the NDA application and its interpretation of the results may differ.

        The FDA may also identify a need for further studies, in addition to the second Phase 3 trial, in order to confirm efficacy or to examine safety or other properties or characteristics of Fampridine-SR. For example, in October 2007, we met with the FDA to discuss the completed preclinical studies proposed for the NDA for Fampridine-SR and the FDA asked us to complete a series of bridging studies to bring our older preclinical toxicology studies to current scientific standards. This included a requirement to complete the histopathological examination of the tissues from the low and middle dose groups of animals from a two-year carcinogenicity study. The original histopathological examination for the study only included the high dose group, which was found to show no adverse carcinogenic effects so that, consequently, no additional dose groups were evaluated at the time. We are also required to complete new studies to fully characterize the toxicokinetics of fampridine in the blood of experimental animals given doses that were used in the full range of our previously performed preclinical toxicology studies, so the FDA can evaluate the suitability of those doses and routes of administration of drug in its evaluation of safety. Finally, we are required to complete additional in vitro laboratory studies to evaluate the potential for drug-drug interaction based on the metabolism of fampridine and its potential for effects on the metabolism or transport of other drugs. We may also determine, on our own, to conduct additional studies from time to time to support our filing of an NDA or to otherwise provide additional data regarding the safety or efficacy of Fampridine-SR. If the studies that we are required to conduct, or any studies that we determine, on our own, to conduct, cause us to incur unanticipated expenses or delays, or yield unfavorable results, our ability to obtain regulatory approval of Fampridine-SR could be seriously delayed or impaired, in which case our business prospects will be materially adversely affected.

        Notwithstanding the results of our clinical trials and pre-clinical studies, the FDA could determine that the overall balance of risks and benefits for Fampridine-SR is not adequate to support approval, or only justifies approval for a narrow set of uses or approval with restricted distribution or other burdensome post-approval requirements and limitations. Subjects taking Fampridine-SR have experienced adverse events, including falls, urinary tract infection, insomnia, dizziness, asthenia, headache, fatigue, nausea and balance disorder. A small number of subjects have also experienced seizures while taking Fampridine-SR, and there is a possibility that additional seizures will occur even at low doses of the drug. If the FDA denies approval of Fampridine-SR in MS, if FDA approval is substantially delayed, if approval is granted on a narrow basis or with restricted distribution or other burdensome post-approval requirements, or if the Fampridine-SR program is terminated, our business prospects will be materially adversely affected.

        In March 2004, we completed two Phase 3 clinical trials of Fampridine-SR in SCI in which our results failed to reach their primary endpoints. We may resume development of Fampridine-SR for SCI after we have completed further development of the drug for MS. However, we cannot predict whether future clinical trials of Fampridine-SR in SCI will achieve their primary endpoints, how long these clinical trials will take or how much they will cost.

We will be substantially dependent on sales of one product, Zanaflex Capsules, to generate revenue for the foreseeable future.

        We currently derive substantially all of our revenue from the sale of Zanaflex Capsules and Zanaflex tablets, which are our only FDA-approved products. Although we currently distribute Zanaflex tablets, our marketing efforts are focused on Zanaflex Capsules and we do not, and do not intend to, actively promote Zanaflex tablets. As a result, prescriptions for Zanaflex tablets have declined and we expect that they will continue to decline. Our goal is to convert sales of Zanaflex tablets and generic tizanidine tablets to sales of Zanaflex Capsules. We believe that sales of Zanaflex Capsules will constitute a significant portion of our total revenue for the foreseeable future. If we are unable to convert tablet sales to capsule sales or are otherwise unable to increase our revenue from the sale of this product, our business, financial condition and results of operations could be materially adversely affected.

We expect to further increase our sales force in anticipation of the possible launch of Fampridine-SR and sales of Zanaflex Capsules may not grow sufficiently, or Fampridine-SR may not get approved, to offset the increased costs associated with this expansion.

        Between 2006 and 2007, we expanded our internal sales force from 32 to 65 people as part of our strategy to increase sales of Zanaflex Capsules, which increased our fixed expenses significantly. We have initiated plans to approximately double our existing sales force before a potential Fampridine-SR launch. These activities will accelerate in 2008 if the results of the second Phase 3 clinical trial are positive. If we expand our sales force and an NDA is not approved by the FDA, or, if approved, we are not able to achieve our expected level of sales of Zanaflex Capsules and Fampridine-SR, our cash flow and our prospects for achieving profitability will be adversely affected. In addition, we may not be able to train and retain skilled sales and marketing personnel, in a timely manner or at all, or integrate and manage our larger sales and marketing organization.

        There are currently 12 companies with generic versions of tizanidine tablets on the market and they are significantly cheaper than either Zanaflex Capsules or Zanaflex tablets. As of December 31, 2007, these generic versions of tizanidine tablets constituted approximately 93% of tizanidine sales in the United States. Although Zanaflex Capsules have a different pharmacokinetic profile when taken with food and are available in a higher dose than Zanaflex tablets and their generic equivalents, we may be unsuccessful in convincing prescribers, patients and third-party payors, such as government health administrative authorities, including Medicaid and Medicare, private health insurers and other such organizations that these differences justify the higher price of Zanaflex Capsules. Despite our increased investment in sales personnel, we may be unable to convert a significant additional number of current users of Zanaflex tablets or generic tizanidine tablets to Zanaflex Capsules. If that is the case, our ability to continue to generate meaningful revenue from this product will be adversely affected.

Our product candidates must undergo rigorous clinical testing, the results of which are uncertain and could substantially delay or prevent us from bringing them to market.

        Before we can obtain regulatory approval for a product candidate, we must undertake extensive clinical testing in humans to demonstrate safety and efficacy to the satisfaction of the FDA and other regulatory agencies. Clinical trials of new product candidates sufficient to obtain regulatory marketing approval are expensive and take years to complete, and the outcome of such trials is uncertain.

        Clinical development of any product candidate that we determine to take into clinical trials may be curtailed, redirected, delayed or eliminated at any time for some or all of the following reasons:

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  negative or ambiguous results regarding the efficacy of the product candidate;

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  undesirable side effects that delay or extend the trials, or other unforeseen or undesirable safety issues that make the product candidate not medically or commercially viable;

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  inability to locate, recruit and qualify a sufficient number of patients for our trials;

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  difficulty in determining meaningful end points or other measurements of success in our clinical trials;

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  regulatory delays or other regulatory actions, including changes in regulatory requirements;

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  difficulties in obtaining sufficient quantities of our product candidates manufactured under current good manufacturing practices;

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  delays, suspension or termination of the trials imposed by us, an independent institutional review board for a clinical trial site, or clinical holds placed upon the trials by the FDA;

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  FDA approval of new drugs that are more effective than our product candidates;

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  change in the focus of our development efforts or a re-evaluation of our clinical development strategy; and

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  a change in our financial position.

        A delay in or termination of any of our clinical development programs could have an adverse effect on our business.

Our other drug development programs are in early stages of development and may never be commercialized.

        All of our development programs other than Fampridine-SR are in the preclinical phase. Our future success depends, in part, on our ability to select successful product candidates, complete preclinical development of these product candidates and advance them to clinical trials. These product candidates will require significant development, preclinical studies and clinical trials, regulatory clearances and substantial additional investment before they can be commercialized.

        Our preclinical programs may not lead to commercially viable products for several reasons. For example, we may fail to identify promising product candidates, our product candidates may fail to be safe and effective in preclinical tests or clinical trials, or we may have inadequate financial or other resources to pursue discovery and development efforts for new product candidates. In addition, because we have limited resources, we are focusing on product candidates that we believe are the most promising. As a result, we may delay or forego pursuit of opportunities with other product candidates. From time to time, we may establish and announce certain development goals for our product candidates and programs; however, given the complex nature of the drug discovery and development process, it is difficult to predict accurately if and when we will achieve these goals. If we are unsuccessful in advancing our preclinical programs into clinical testing or in obtaining regulatory approval, our long-term business prospects will be harmed.

The pharmaceutical industry is subject to stringent regulation and failure to obtain regulatory approval will prevent commercialization of our product candidates.

        Our research, development, preclinical and clinical trial activities, as well as the manufacture and marketing of any products that we may successfully develop, are subject to an extensive regulatory approval process by the FDA and other regulatory agencies abroad. The process of obtaining required regulatory approvals for drugs is lengthy, expensive and uncertain, and any regulatory approvals may contain limitations on the indicated usage of a drug, distribution restrictions or may be conditioned on burdensome post-approval study or other requirements, including the requirement that we institute and follow a special risk management plan to monitor and manage potential safety issues, all of which may eliminate or reduce the drug's market potential. Post-market evaluation of a product could result in marketing restrictions or withdrawal from the market.

        The results of preclinical and Phase 1 and Phase 2 clinical studies are not necessarily indicative of whether a product will demonstrate safety and efficacy in larger patient populations, as evaluated in Phase 3 clinical trials. Additional adverse events that could impact commercial success, or even continued regulatory approval, might emerge with more extensive post-approval patient use. Of the large number of drugs in development, only a small percentage result in the submission of an NDA to the FDA and even fewer are approved for commercialization.

        In order to conduct clinical trials to obtain FDA approval to commercialize any product candidate, an IND application must first be submitted to the FDA and must become effective before clinical trials may begin. Subsequently, an NDA must be submitted to the FDA, including the results of adequate and well-controlled clinical trials demonstrating, among other things, that the product candidate is safe and effective for use in humans for each target indication. In addition, the manufacturing facilities used to produce the products must comply with current good manufacturing practices and must pass a pre-approval FDA inspection. Extensive submissions of preclinical and clinical trial data are required to demonstrate the safety, efficacy, potency and purity for each intended use. The FDA may refuse to accept our regulatory submissions for filing if they are incomplete.

        Clinical trials are subject to oversight by institutional review boards and the FDA to ensure compliance with the FDA's good clinical practice requirements, as well as other requirements for the protection of clinical trial participants. We depend, in part, on third-party laboratories and medical institutions to conduct preclinical studies and clinical trials for our products and other third-party organizations to perform data collection and analysis, all of which must maintain both good laboratory and good clinical practices required by regulators. If any such standards are not complied with in our clinical trials, the resulting data from the clinical trial may not be usable or we, an institutional review board or the FDA may suspend or terminate such trial, which would severely delay our development and possibly end the development of such product candidate. We also depend upon third party manufacturers of our products to qualify for FDA approval and to comply with good manufacturing practices required by regulators. We cannot be certain that our present or future manufacturers and suppliers will comply with current good manufacturing practices. The failure to comply with good manufacturing practices may result in the termination of clinical studies, restrictions in the sale of, or withdrawal of the products from the market. Compliance by third parties with these standards and practices is outside of our direct control. For example, we and other pharmaceutical companies recently received notification from the FDA regarding the FDA's concerns with the reliability of certain study analyses conducted by MDS Pharma Services, or MDS Pharma, at its St. Laurent (Montreal) and Blainville (Quebec) Canada sites from 2000 through 2004. MDS Pharma helped conduct the studies submitted to FDA for the approval of Zanaflex Capsules. The MDS Pharma facility involved was in Ireland, not Canada, and MDS Pharma's role in the studies did not include performing the types of analyses that the FDA identified in its recent notice as being of concern. Nonetheless, if the FDA's concerns extend to other MDS Pharma facilities or activities, the reliability of the studies that MDS Pharma assisted on for Zanaflex Capsules could be called into question, and we might have to confirm or repeat the studies.

        In addition, we are subject to regulation under other state and federal laws, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other local, state, federal and foreign regulations. We cannot predict the impact of such regulations on us, although it could impose significant restrictions on our business and additional expenses to comply with these regulations.

Our products and product candidates may not gain market acceptance among physicians, patients and the medical community, thereby limiting our potential to generate revenue.

        Market acceptance of our products and product candidates will depend on the benefits of our products in terms of safety, efficacy, convenience, ease of administration and cost effectiveness and our ability to demonstrate these benefits to physicians and patients. We believe market acceptance also depends on the pricing of our products and the reimbursement policies of government and third-party payors, as well as on the effectiveness of our sales and marketing activities. Physicians may not prescribe our products, and patients may determine, for any reason, that our products are not useful to them. For example, physicians may not believe that the benefits of Zanaflex Capsules outweigh their higher cost in relation to Zanaflex tablets or generic tizanidine tablets. The failure of any of our products or product candidates, once approved, to achieve market acceptance would limit our ability to generate revenue and would adversely affect our results of operations.

Our potential products may not be commercially viable if we fail to obtain an adequate level of reimbursement for these products by Medicaid, Medicare or other third-party payors.

        Our commercial success will depend in part on third-party payors, such as government health administrative authorities, including Medicaid and Medicare, private health insurers and other such organizations, agreeing to reimburse patients for the cost of our products. Significant uncertainty exists as to the reimbursement status of newly-approved healthcare products. Our business would be materially adversely affected if the Medicaid program, Medicare program or other third-party payors were to deny reimbursement for our products or provide reimbursement only on unfavorable terms. Our business could also be adversely affected if the Medicaid program, Medicare program or other reimbursing bodies or payors limit the indications for which our products will be reimbursed to a smaller set of indications than we believe is appropriate.

        Third-party payors frequently require that drug companies negotiate agreements with them that provide discounts or rebates from list prices. Although we do not have any such agreements with private third-party payors and only a small number of such agreements with government payors, as sales of Zanaflex Capsules continue to increase, we expect increasing pressure to offer larger discounts or discounts to a greater number of third-party payors to maintain acceptable reimbursement levels. If we were required to negotiate such agreements, there is no guarantee that we would be able to negotiate them at price levels that are profitable to us, or at all. Third-party payors may also require prior authorization for, or even refuse to provide, reimbursement for drugs for which there are competing lower-priced drugs. If we are unsuccessful in maintaining reimbursement for our products at acceptable levels, our business will be adversely affected. In addition, if our competitors reduce the prices of their products, or otherwise demonstrate that they are better or more cost effective than our products, this may result in a greater level of reimbursement for their products relative to our products, which would reduce our sales and adversely affect our results of operations. We may experience pressure to lower prices on our approved products due to new and/or proposed federal legislation.

        Federal legislation enacted in December 2003 added an outpatient prescription drug benefit to Medicare. The benefit is provided primarily through private entities, which attempt to negotiate price concessions from pharmaceutical manufacturers. These negotiations increase pressure to lower prescription drug prices. While the law specifically prohibits the U.S. government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, some members of Congress are pursuing legislation that would permit the U.S. government to use its enormous purchasing power to demand discounts from pharmaceutical companies, thereby creating de facto price controls on prescription drugs. In addition, the law contains triggers for Congressional consideration of cost containment measures for Medicare in the event Medicare cost increases exceed a certain level. These cost containment measures could include limitations on prescription drug prices. This Medicare prescription drug coverage legislation, as well as additional healthcare legislation that may be enacted at a future date, could reduce our sales and adversely affect our results of operations.

If our competitors develop and market products that are more effective, safer or more convenient than our approved products, or obtain marketing approval before we obtain approval of future products, our commercial opportunity will be reduced or eliminated.

        Competition in the pharmaceutical and biotechnology industries is intense and is expected to increase. Many biotechnology and pharmaceutical companies, as well as academic laboratories, are involved in research and/or product development for various neurological diseases, including MS and SCI. We are aware of a company developing a sodium/potassium channel blocker and a second company developing an immediate release form of fampridine, both of which may compete with Fampridine-SR, if approved. In certain circumstances, pharmacists are not prohibited from formulating certain drug compounds to fill prescriptions on an individual patient basis. We are aware that at present compounded fampridine is used by some people with MS or SCI and it is possible that some people will want to continue to use compounded formulations even if Fampridine-SR were approved. Several companies are engaged in developing products that include novel immune system approaches and cell transplant approaches to remyelination for the treatment of people with MS. These programs are in early stages of development and may compete in the future with Fampridine-SR or our preclinical candidates.

        Composition of matter patents on tizanidine, the active ingredient in Zanaflex Capsules and Zanaflex tablets, expired in 2002. As of January 1, 2008, there were 12 companies with generic versions of tizanidine tablets on the market. To the extent that we are not able to differentiate Zanaflex Capsules from Zanaflex tablets and generic tizanidine tablets and/or pharmacists improperly substitute generic tizanidine tablets when filling prescriptions for Zanaflex Capsules, we may be unable to convert additional sales of Zanaflex tablets and generic tizanidine tablets to Zanaflex Capsules and our ability to generate revenue from this product will be adversely affected. Although no other FDA-approved capsule formulation of tizanidine exists, another company could develop a capsule or other formulation of tizanidine that competes with Zanaflex Capsules.

        Our competitors may succeed in developing products that are more effective, safer or more convenient than our products or the ones we have under development or that render our approved or proposed products or technologies noncompetitive or obsolete. In addition, our competitors may achieve product commercialization before we do. If any of our competitors develops a product that is more effective, safer or more convenient for patients, or is able to obtain FDA approval for commercialization before we do, we may not be able to achieve market acceptance for our products, which would adversely affect our ability to generate revenues and recover the substantial development costs we have incurred and will continue to incur.

        Our products may be subject to competition from lower-priced versions of such products and competing products imported into the United States from Canada, Mexico and other countries where there are government price controls or other market dynamics that make the products lower priced.

Our operations could be curtailed if we are unable to obtain any necessary additional financing on favorable terms or at all.

        As of December 31, 2007, on an as adjusted basis after giving effect to this offering, we would have approximately $160 million in cash, cash equivalents and short-term investments. Although we anticipate this will be sufficient to fund our operations and meet our financial obligations for at least the next 18 months based on our current projected revenue and spending levels, we have several product candidates in various stages of development, and all will require significant further investment to develop, test and obtain regulatory approval prior to commercialization. We will need to seek additional equity or debt financing or strategic collaborations to continue our product development activities, and could require substantial funding to commercialize any products that we successfully develop. We may not be able to raise additional capital on favorable terms or at all. To the extent that we are able to raise additional capital through the sale of equity securities, the issuance of those securities would result in dilution to our stockholders. Holders of such new equity securities may also have rights, preference or privileges that are senior to yours. If additional capital is raised through the incurrence of indebtedness, we may become subject to various restrictions and covenants that could limit our ability to respond to market conditions, provide for unanticipated capital investments or take advantage of business opportunities. To the extent funding is raised through collaborations or intellectual property-based financings, we may be required to give up some or all of the rights and related intellectual property to one or more of our products, product candidates or preclinical programs. If we are unable to obtain sufficient financing on favorable terms when and if needed, we may be required to reduce, defer or discontinue one or more of our product development programs or devote less resources to marketing Zanaflex Capsules.

Under our financing arrangement with the Paul Royalty Fund, or PRF, upon the occurrence of certain events, PRF may require us to repurchase the right to receive revenues that we assigned to it or may foreclose on the Zanaflex assets that secure our obligations to PRF. Any exercise by PRF of its right to cause us to repurchase the assigned right or any foreclosure by PRF could adversely affect our results of operations and our financial condition.

        On December 23, 2005, we entered into a revenue interest assignment agreement with PRF, which was amended on November 28, 2006, pursuant to which we assigned to PRF the right to receive a portion of our net revenues from Zanaflex Capsules, Zanaflex tablets and any future Zanaflex products. To secure our obligations to PRF, we also granted PRF a security interest in substantially all of our assets related to Zanaflex.

        Under our arrangement with PRF, upon the occurrence of certain events, including if we experience a change of control, undergo certain bankruptcy events, transfer any of our interests in Zanaflex (other than pursuant to a license agreement, development, commercialization, co-promotion, collaboration, partnering or similar agreement), transfer all or substantially all of our assets, or breach certain of the covenants, representations or warranties under the revenue interests assignment agreement, PRF may (i) require us to repurchase the rights we assigned to it at the "put/call price" in effect on the date such right is exercised or (ii) foreclose on the Zanaflex assets that secure our obligations to PRF. Except in the case of certain bankruptcy events, if PRF exercises its right to cause us to repurchase the rights we assigned to it, PRF may not foreclose unless we fail to pay the put/call price as required. The put/call price on a given date is the greater of (i) 150% of all payments made by PRF to us as of such date, less all payments received by PRF from us as of such date, or (ii) an amount that would generate an internal rate of return to PRF of 25% on all payments made by PRF to us as of such date, taking into account the amount and timing of all payments received by PRF from us as of such date.

        If PRF were to exercise its right to cause us to repurchase the right we assigned to it, we cannot assure you that we would have sufficient funds available to pay the put/call price in effect at that time. Even if we have sufficient funds available, we may have to use funds that we planned to use for other purposes and our results of operations and financial condition could be adversely affected. If PRF were to foreclose on the Zanaflex assets that secure our obligations to PRF, our results of operations and financial condition could also be adversely affected. Because PRF's right to cause us to repurchase the rights we assigned to it is triggered by, among other things, a change in control, transfer of any of our interests in Zanaflex (other than pursuant to a license agreement, development, commercialization, co-promotion, collaboration, partnering or similar agreement) or transfer of all or substantially all of our assets, the existence of that right could discourage us or a potential acquirer from entering into a business transaction that would result in the occurrence of any of those events.

The loss of our key management and scientific personnel may hinder our ability to execute our business plan.

        Our success depends on the continuing contributions of our management team and scientific personnel, and maintaining relationships with our scientific and medical network and the network of centers in the United States and Canada that conducts our clinical trials. We are highly dependent on the services of Dr. Ron Cohen, our President and Chief Executive Officer, as well as the other principal members of our management and scientific staff. Our success depends in large part upon our ability to attract and retain highly qualified personnel. We face intense competition in our hiring efforts with other pharmaceutical and biotechnology companies, as well as universities and nonprofit research organizations, and we may have to pay higher salaries to attract and retain qualified personnel. With the exception of Dr. Ron Cohen, we do not maintain "key man" life insurance policies on the lives of our officers, directors or employees. The loss of one or more of our key employees, or our inability to attract additional qualified personnel, could substantially impair our ability to implement our business plan.

We face an inherent risk of liability in the event that the use or misuse of our products results in personal injury or death.

        If the use or misuse of Zanaflex Capsules or any other FDA-approved products we may sell in the future harms people, we may be subject to costly and damaging product liability claims brought against us by consumers, healthcare providers, pharmaceutical companies, third-party payors or others. The use of our product candidates in clinical trials could also expose us to product liability claims. We currently maintain a product liability insurance policy that includes coverage of our clinical trials. This insurance policy has a $10 million per claim limit and the aggregate amount of claims under the policy is also capped at $10 million. We also maintain separate marketed product liability coverage. We cannot predict all of the possible harms or side effects that may result from the use of our products or the testing of product candidates and, therefore, the amount of insurance coverage we currently have may not be adequate to cover all liabilities or defense costs we might incur. A product liability claim or series of claims brought against us could give rise to a substantial liability that could exceed our resources. Even if claims are not successful, the costs of defending such claims and potential adverse publicity could be harmful to our business.

We are subject to various federal and state laws regulating the marketing of Zanaflex Capsules and, if we do not comply with these regulations, we could face substantial penalties.

        Our sales, promotion and other activities related to Zanaflex Capsules, or any of our other products under development following their regulatory approval, are subject to regulatory and law enforcement authorities in addition to the FDA, including the Federal Trade Commission, the Department of Justice, and state and local governments. We are subject to various federal and state laws pertaining to health care "fraud and abuse," including both federal and state anti-kickback laws. Anti-kickback laws make it illegal for a prescription drug manufacturer to solicit, offer, receive or pay any remuneration as an inducement for the referral of business, including the use, recommendation, purchase or prescription of a particular drug. The federal government has published regulations that identify "safe harbors" or exemptions for certain payment arrangements that do not violate the anti-kickback statutes. Although we seek to comply with these statutes, it is possible that our practices, or those of our contract sales force, might be challenged under anti-kickback or similar laws. Violations of fraud and abuse laws may be punishable by civil or criminal sanctions, including fines and civil monetary penalties, and future exclusion from participation in government healthcare programs.

We may be subject to penalties if we fail to comply with post-approval legal and regulatory requirements and our products could be subject to restrictions or withdrawal from the market.

        Any product for which we currently have or may obtain marketing approval, along with the associated manufacturing processes, any post-approval clinical data that we might be required to collect and the advertising and promotional activities for the product, are subject to continual recordkeeping and reporting requirements, review and periodic inspections by the FDA and other regulatory bodies. Regulatory approval of a product may be subject to limitations on the indicated uses for which the product may be marketed or to other restrictive conditions of approval that limit our ability to promote, sell or distribute a product. Furthermore, any approval may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product.

        We have an outstanding FDA commitment, inherited from Elan, to provide an assessment of the safety and effectiveness of Zanaflex Capsules in pediatric patients. This commitment, which is included in the NDA approval for Zanaflex capsules, was to be satisfied by February 2007.

        We completed the retrospective pediatric safety data and provided it to the FDA in April 2007. However, we were not able to complete the pediatric pharmacokinetic study by the February 2007 deadline. The delays in initiation of the pediatric pharmacokinetic study were due to unexpected delays in investigator recruitment and obtaining Institutional Review Board approvals. The clinical phase of the study is now completed and the data will be submitted to the FDA when the final report is completed. Depending on whether the FDA considers these studies adequate to satisfy our outstanding pediatric commitments under the Pediatric Research Equity Act, or PREA, we may be required to conduct additional studies. Such additional studies could be more extensive and more costly than the recently completed studies. We also may be subject to penalties for non-compliance with PREA, including fines, seizure of product and loss of product approval.

        Our advertising and promotion are subject to stringent FDA rules and oversight. In particular, the claims in our promotional materials and activities must be consistent with the FDA approvals for our products, and must be appropriately substantiated and fairly balanced with information on the safety risks and limitations of the products. Any free samples we distribute to physicians must be carefully monitored and controlled, and must otherwise comply with the requirements of the Prescription Drug Marketing Act, as amended, and FDA regulations. We must continually review adverse event information that we receive concerning our drugs and make expedited and periodic adverse event reports to the FDA and other regulatory authorities.

        In addition, the research, manufacturing, distribution, sale and promotion of drug and biological products are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services, other divisions of the U.S. Department of Health and Human Services, the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the anti-kickback and fraud and abuse provisions of the Social Security Act, as amended, the False Claims Act, as amended, the privacy provisions of the Health Insurance Portability and Accountability Act and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

        We may be slow to adapt, or we may not be able to adapt, to changes in existing regulatory requirements or adoption of new legal or regulatory requirements or policies. Later discovery of previously unknown problems with our products, manufacturing processes, or failure to comply with regulatory requirements, may result in:

  •
  voluntary or mandatory recalls;

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  voluntary or mandatory patient or physician notification;

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  withdrawal of product approvals;

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  product seizures;

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  restrictions on, or prohibitions against, marketing our products;

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  restrictions on importation of our product candidates;

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  fines and injunctions;

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  civil and criminal penalties;

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  exclusion from participation in government programs; and

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  suspension of review or refusal to approve pending applications.

        In addition, the FDA or another regulatory agency may conduct periodic unannounced inspections. If they determine that we or any of our manufacturing or other partners are not in compliance with applicable requirements, they may issue a notice of inspectional observations. If the observations are significant, we may have to devote significant resources to respond and undertake appropriate corrective and preventive actions, which could adversely affect our business prospects.

State pharmaceutical marketing compliance and reporting requirements may expose us to regulatory and legal action by state governments or other government authorities.

        In recent years, several states, including California, Maine, Minnesota, New Mexico, Texas, Vermont and West Virginia, and the District of Columbia, have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs and file periodic reports with the state on sales, marketing, pricing and other activities. For example, California has enacted a statute requiring pharmaceutical companies to adopt a comprehensive compliance program that is in accordance with the Office of Inspector General of the Department of Health and Human Services Compliance Program Guidance for Pharmaceutical Manufacturers. This compliance program must include policies for compliance with the Pharmaceutical Research and Manufacturers of America Code on Interactions with Healthcare Professionals, as well as a specific annual dollar limit on gifts or other items given to individual healthcare professionals in California. The law requires posting policies on a company's public web site along with an annual declaration of compliance.

        The District of Columbia, Maine, Minnesota, New Mexico, Texas, Vermont and West Virginia have also enacted laws of varying scope that impose reporting and disclosure requirements upon pharmaceutical companies pertaining to drug pricing and payments and costs associated with pharmaceutical marketing, advertising and promotional activities. Other states also have laws that regulate, directly or indirectly, various pharmaceutical sales and marketing activities, and new legislation is being considered in many states. Many of the state law requirements are new and uncertain and the penalties for failure to comply with these requirements are unclear. We are not aware of any companies against which fines or penalties have been assessed under these state reporting and disclosure laws to date. We are continually updating our formal compliance infrastructure and standard operating procedures to comply with such laws. Unless we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity.

If we seek to market our products in foreign jurisdictions, we will need to obtain regulatory approval in those jurisdictions.

        In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. Approval procedures vary among countries and can involve additional clinical testing. The time required to obtain approval may differ from that required to obtain FDA approval. Should we decide to market our products abroad, we may fail to obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may not be able to file for, and may not receive, necessary regulatory approvals to commercialize our products in any foreign market, which could adversely affect our business prospects.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages.

        Our research and development activities involve the controlled use of potentially harmful biological materials, hazardous materials and chemicals that are subject to federal, state and local laws and regulations governing their use, storage, handling and disposal. These materials include ketamine, buprenophine, sodium pentobarbital, ether, acetonitrile, hexanes, chloroform, xylene, dehydrated alcohol, methanol, ethyl alcohol, isopropanol and formaldehyde. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. If we fail to comply with environmental regulations, we could be subject to criminal sanctions and/or substantial liability for any damages that result, and any substantial liability could exceed our resources.

We currently maintain a general liability insurance policy that has a $2 million per claim limit and also caps aggregate claims at $2 million. In addition, we have an umbrella insurance policy that covers up to $9 million of liability in excess of the general liability policy's $2 million limit. This amount of insurance coverage may not be adequate to cover all liabilities or defense costs we might incur. In addition, the cost of compliance with environmental and health and safety regulations may be substantial.

Fulfilling our obligations pursuant to compliance with the Sarbanes-Oxley Act of 2002 will be expensive and time consuming.

        The Sarbanes-Oxley Act of 2002, which became law in July 2002, requires us to implement additional corporate governance practices and adhere to a variety of reporting requirements. In response to the requirements of that Act, the SEC and The NASDAQ Stock Market, Inc. promulgated new rules and listing standards covering a variety of subjects. Compliance with these new rules and listing standards has increased our general and administrative costs, and we expect to continue to experience increased costs. These developments also could make it more difficult and more expensive for us to obtain director and officer liability insurance. Likewise, these developments may make it more difficult for us to attract and retain qualified members of our board of directors, particularly independent directors, or qualified executive officers.

        As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on a company's internal controls over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of the company's internal controls over financial reporting. In addition, the independent registered public accounting firm auditing a company's financial statements must attest to and report on the effectiveness of the company's internal controls over financial reporting. We have determined that we are an "accelerated filer" and consequently Section 404 requirements apply to us for our annual report on Form 10-K for the fiscal year ended December 31, 2007. If our independent registered public accounting firm does not provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting for one or more future year-ends, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities.

Risks related to our dependence on third parties

We currently have no manufacturing capabilities and are substantially dependent upon Elan and other third party suppliers to manufacture Zanaflex Capsules, Zanaflex tablets and Fampridine-SR.

        We do not own or operate, and currently do not plan to own or operate, facilities for production and packaging of Zanaflex Capsules, Zanaflex tablets or Fampridine-SR. We rely and expect to continue to rely on third parties for the production and packaging of our commercial products and clinical trial materials.

        We rely on a single manufacturer, Elan, for the supply of Zanaflex Capsules. Zanaflex Capsules are manufactured using Elan's proprietary SODAS multiparticulate drug delivery technology. Elan is obligated, in the event of a failure to supply Zanaflex Capsules, to use commercially reasonable efforts to assist us in either producing Zanaflex Capsules ourselves or in transferring production of Zanaflex Capsules to a third-party manufacturer, provided that such third-party manufacturer is not a technological competitor of Elan. In the event production is transferred to a third party, the FDA may require us to demonstrate through bioequivalence studies and laboratory testing that the product made by the new supplier is equivalent to the current Zanaflex Capsules before we could distribute products from that supplier. The process of transferring the technology and qualifying the new supplier could take a year or more.

        Under our supply agreement with Elan, we provide Elan with monthly written 18-month forecasts and with annual written two-year forecasts for our supply requirements of Zanaflex Capsules. In each of the five months following the submission of our written 18-month forecast we are obligated to purchase the quantity specified in the forecast, even if our actual requirements are greater or less. Elan is not obligated to supply us with quantities in excess of our forecasted amounts, although it has agreed to use commercially reasonable efforts to do so. Because we have a limited history of selling Zanaflex Capsules, our forecasts of our supply requirements may be inaccurate. As a result, we may have an excess or insufficient supply of Zanaflex Capsules.

        Prior to March 2007, we relied on a single manufacturer, Novartis, for the manufacture of Zanaflex tablets and for the supply of tizanidine, the active pharmaceutical ingredient in Zanaflex Capsules and Zanaflex tablets. Novartis has discontinued production of tizanidine and will no longer supply tizanidine to Elan for the production of Zanaflex Capsules or to us for the production of Zanaflex tablets. In collaboration with Elan, we have identified two tizanidine manufacturers and we are working to have both approved by the FDA as tizanidine suppliers for Zanaflex Capsules and Zanaflex tablets. If we and Elan do not gain FDA approval for at least one of these tizanidine suppliers prior to the depletion of Elan's tizanidine inventory and our Zanaflex Capsules and Zanaflex tablets inventory, we could experience an interruption in our Zanaflex Capsules and Zanaflex tablets supply.

        We are currently in contract negotiations with Patheon regarding the manufacture of Zanaflex tablets, and Patheon has agreed to provide us with Zanaflex tablets prior to the contract being executed. If either Elan or Patheon experiences any disruption in their operations, a delay or interruption in the supply of our Zanaflex products could result until the affected supplier cures the problem or we locate an alternate source of supply. We may not be able to enter into alternative supply arrangements on terms that are commercially favorable, if at all. Any new supplier would also be required to qualify under applicable regulatory requirements. We could experience substantial delays before we are able to qualify any new supplier and transfer the required manufacturing technology to that supplier.

        Beginning in May 2007, the chemical stability of Elan's tizanidine must be retested within 30 days of each manufacturing run. If Elan's tizanidine inventory fails its retest prior to FDA approval of a new tizanidine supplier, a delay or interruption in our supply of our Zanaflex products could result. We depend on another company, Sharp Corporation, to package and bottle Zanaflex tablets.

        We also rely exclusively on Elan to supply us with our requirements for Fampridine-SR. Elan relies on a single third-party manufacturer to supply fampridine, the active pharmaceutical ingredient in Fampridine-SR. Under our supply agreement with Elan, we are obligated to purchase at least 75% of our yearly supply of Fampridine-SR from Elan, and we are required to make compensatory payments if we do not purchase 100% of our requirements from Elan, subject to certain exceptions. We and Elan have agreed that we may purchase up to 25% of our annual requirements from Patheon, a mutually agreed-upon and qualified second manufacturing source, with compensatory payment.

        Our dependence on others to manufacture our marketed products and clinical trial materials may adversely affect our ability to develop and commercialize our products on a timely and competitive basis.

If third-party contract research organizations do not perform in an acceptable and timely manner, our preclinical testing or clinical trials could be delayed or unsuccessful.

        We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. We rely and will continue to rely on clinical investigators, third-party contract research organizations and consultants to perform some or all of the functions associated with preclinical testing and clinical trials. The failure of any of these vendors to perform in an acceptable and timely manner in the future, including in accordance with any applicable regulatory requirements, such as good clinical and laboratory practices, or preclinical testing or clinical trial protocols, could cause a delay or other adverse effect on our preclinical testing or clinical trials and ultimately on the timely advancement of our development programs.

Risks related to our intellectual property

If we cannot protect our intellectual property, our ability to develop and commercialize our products will be severely limited.

        Our success will depend in part on our and our licensors' ability to obtain, maintain and enforce patent protection for the technologies, compounds and products, if any, resulting from our licenses and development programs. Without protection for the intellectual property we use, other companies could offer substantially identical products for sale without incurring the sizable discovery, development and licensing costs that we have incurred. Our ability to recover these expenditures and realize profits upon the sale of products could be diminished.

        We have in-licensed or are the assignee of over 25 U.S. patents, over 60 foreign patents and over 65 patent applications pending in the United States or abroad for our own technologies and for technologies from our in-licensed programs. The process of obtaining patents can be time consuming and expensive with no certainty of success. Even if we spend the necessary time and money, a patent may not issue or it may not have sufficient scope or strength to protect the technology it was intended to protect or to provide us with any commercial advantage. We may never be certain that we were the first to develop the technology or that we were the first to file a patent application for the particular technology because U.S. patent applications are confidential until they are published, and publications in the scientific or patent literature lag behind actual discoveries. The degree of future protection for our proprietary rights will remain uncertain if our pending patent applications are not approved for any reason or if we are unable to develop additional proprietary technologies that are patentable. Furthermore, third parties may independently develop similar or alternative technologies, duplicate some or all of our technologies, design around our patented technologies or challenge our issued patents or the patents of our licensors.

        We may initiate actions to protect our intellectual property and in any litigation in which our patents or our licensors' patents are asserted, a court may determine that the patents are invalid or unenforceable. Even if the validity or enforceability of these patents is upheld by a court, a court may not prevent alleged infringement on the grounds that such activity is not covered by the patent claims. In addition, effective intellectual property enforcement may be unavailable or limited in some foreign countries. From time to time we may receive notices from third parties alleging infringement of their intellectual property rights. Any litigation, whether to enforce our rights to use our or our licensors' patents or to defend against allegations that we infringe third party rights, would be costly, time consuming, and may distract management from other important tasks.

        As is commonplace in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. To the extent our employees are involved in research areas that are similar to those areas in which they were involved at their former employers, we may be subject to claims that such employees and/or we have inadvertently or otherwise used or disclosed the alleged trade secrets or other proprietary information of the former employers. Litigation may be necessary to defend against such claims, which could result in substantial costs and be a distraction to management and which could have an adverse effect on us, even if we are successful in defending such claims.

        We also rely in our business on trade secrets, know-how and other proprietary information. We seek to protect this information, in part, through the use of confidentiality agreements with employees, consultants, advisors and others. Nonetheless, those agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information and prevent their unauthorized use or disclosure. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may arise as to the proprietary rights to such information which may not be resolved in our favor. The risk that other parties may breach confidentiality agreements or that our trade secrets become known or independently discovered by competitors, could adversely affect us by enabling our competitors, who may have greater experience and financial resources, to copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies. Policing unauthorized use of our or our licensors' intellectual property is difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use. Adequate remedies may not exist in the event of unauthorized use or disclosure.

        In August 2007, we received a Paragraph IV Certification Notice from Apotex Inc. advising that it filed an ANDA with the FDA to market generic versions of each of the three Zanaflex Capsules dosage strengths marketed by us. In response to that Notice, in October 2007, we filed a lawsuit against Apotex Corp. and Apotex Inc. (collectively, "Apotex") in the United States District Court for the District of New Jersey asserting infringement of our U.S. Patent No. 6,455,557 relating to methods of reducing drowsiness in patients with immediate release multiparticulate tizanidine formulations, including those sold by us as Zanaflex Capsules. This patent expires in 2021.

        In November 2007, Apotex filed an answer to our complaint, asserting affirmative defenses of invalidity and non-infringement of U.S. Patent No. 6,455,557, and also filed counterclaims for declaratory judgment of invalidity and non-infringement. Apotex's defenses or counterclaims may change during the course of the litigation and its arguments and/or the underlying bases for its arguments may change. Although we intend to vigorously defend our intellectual property rights related to Zanaflex Capsules, there is no assurance that we will prevail or that the ANDA filed by Apotex Inc. will not be approved by the FDA. The resolution of this patent litigation could be lengthy and at substantial cost, even if resolved in our favor, and could absorb significant management time, all of which may materially and adversely affect our financial position and results of operations. In addition, if Apotex is successful in challenging our patent, and if the FDA approves that ANDA, it could be permitted to sell a generic tizanidine hydrochloride capsule. Further, other third parties may bring similar claims. We would face significant competition from any generic brand of tizanidine hydrochloride capsule, which would cause significant declines in our revenue and profit margin.

If third parties successfully claim that we infringed their patents or proprietary rights, our ability to continue to develop and successfully commercialize our product candidates could be delayed.

        Third parties may claim that we or our licensors or suppliers are infringing their patents or are misappropriating their proprietary information. In the event of a successful claim against us or our licensors or suppliers for infringement of the patents or proprietary rights of others relating to any of our marketed products or product candidates, we may be required to:

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  pay substantial damages;

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  stop using our technologies;

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  stop certain research and development efforts;

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  develop non-infringing products or methods, which may not be feasible; and

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  obtain one or more licenses from third parties.

        In addition, from time to time, we become aware of third parties who have, or claim to have, intellectual property rights covering matters such as methods for doing business, conducting research, diagnosing diseases or prescribing medications that are alleged to be broadly applicable across sectors of the industry, and we may receive assertions that these rights apply to us. The existence of such intellectual property rights could present a risk to our business.

        A license required under any patents or proprietary rights held by a third party may not be available to us, or may not be available on acceptable terms. If we or our licensors or suppliers are sued for infringement we could encounter substantial delays in, or be prohibited from developing, manufacturing and commercializing our product candidates and advancing our preclinical programs.

We are dependent on our license agreements and if we fail to meet our obligations under these license agreements, or our agreements are terminated for any reason, we may lose our rights to our in-licensed patents and technologies.

        We are dependent on licenses for intellectual property related to Zanaflex, Fampridine-SR and all of our preclinical programs. Our failure to meet any of our obligations under these license agreements could result in the loss of our rights to this intellectual property. If we lose our rights under any of these license agreements, we may be unable to commercialize a product that uses licensed intellectual property.

        We could lose our rights to Fampridine-SR under our license agreement with Elan in countries in which we have a license, including the United States, if we fail to file regulatory approvals within a commercially reasonable time after completion and receipt of positive data from all preclinical and clinical studies required for the related NDA, or any NDA-equivalent. We could also lose our rights under our license agreement with Elan if we fail to launch a product in such countries, within 180 days of NDA or equivalent approval. Elan could also terminate our license agreement if we fail to make payments due under the license agreement. If we lose our rights to Fampridine-SR our prospects for generating revenue and recovering our substantial investment in the development of this product would be materially harmed.

Risks relating to our common stock

Our stock price may be volatile and you may lose all or a part of your investment.

        Prior to our initial public offering in February 2006, you could not buy or sell our common stock publicly. While our common stock is listed on the Nasdaq Global Market, an active public market for our common stock may not be sustained. You may not be able to sell your shares quickly or at the current market price if trading in our stock is not active. Our stock price could fluctuate significantly due to a number of factors, including:

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  publicity regarding actual or potential clinical trial results or updates relating to products under development by us or our competitors;

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  delay or failure in initiating, completing or analyzing pre-clinical trials or unsatisfactory design or result of these trials;

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  achievement or rejection of regulatory approvals by our competitors or by us;

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  announcements of new corporate partnerships, alliances, financings or other transactions, or of technological innovations or new commercial products by our competitors or by us;

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  developments concerning proprietary rights, including patents;

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  developments concerning our collaborations;

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  economic or other crises or other external factors;

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  conditions or trends in the pharmaceutical or biotechnology industries;

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  litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

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  governmental regulation and legislation in the United States and foreign countries;

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  changes in securities analysts' estimates of our performance or our failure to meet analysts' expectations;

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  sales of substantial amounts of our stock;

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  variations in product revenue and profitability; and

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  variations in our anticipated or actual operating results.

        Many of these factors are beyond our control, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance. If our revenues, if any, in any particular period do not meet expectations, we may not be able to adjust our expenditures in that period, which could cause our operating results to suffer. If our operating results in any future period fall below the expectations of securities analysts or investors, our stock price may fall by a significant amount.

        In addition, the stock markets in general, and the Nasdaq Global Market and the market for biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations recently. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance.

Future sales of our common stock could cause our stock price to decline.

        If our existing stockholders sell a large number of shares of our common stock, or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. Sales of substantial amounts of shares of our common stock in the public market by our executive officers, directors, 5% or greater shareholders or other shareholders, or the prospect of such sales, could adversely affect the market price of our common stock. As of January 15, 2008 we have outstanding 28,625,823 shares of voting common stock. We have registered 5,481,334 shares of common stock that are authorized for issuance under our equity compensation plans, including outstanding options to acquire 3,033,436 shares of common stock outstanding as of January 15, 2008, exercisable at an average exercise price of $10.38 per share. We have also registered the resale of 100,000 shares of our common stock issued in connection with the purchase of certain assets of Neurorecovery, Inc. To the extent that option holders exercise outstanding options, there may be further dilution and the sales of shares issued upon such exercises, or the resale of the shares issued in the transaction with Neurorecovery, Inc., could cause our stock price to drop further.

If our officers, directors and largest stockholders choose to act together, they may be able to control the outcome of stockholder vote.

        As of January 15, 2008, our officers, directors and holders of 5% or more of our outstanding common stock beneficially own approximately 58.6% of our common stock. As a result, these stockholders, acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval or mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders.

Certain provisions of Delaware law, our certificate of incorporation and our bylaws may delay or prevent an acquisition of us that stockholders may consider favorable or may prevent efforts by our stockholders to change our directors or our management, which could decrease the value of your shares.

        Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us, and may have the effect of preventing or hindering any attempt by our stockholders to replace our current directors or officers. These provisions include:

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  Our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors.

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  Our board of directors may issue, without stockholder approval, shares of preferred stock with rights, preferences and privileges determined by the board of directors. The ability to authorize and issue preferred stock with voting or other rights or preferences makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us.

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  Our board of directors is divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, and each of the two other classes of directors will continue to serve for the remainder of their respective three-year terms, limiting the ability of stockholders to reconstitute the board of directors.

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  The vote of the holders of 75% of the outstanding shares of our common stock is required in order to take certain actions, including amendment of our bylaws, removal of directors for cause and certain amendments to our certificate of incorporation.

        As a Delaware corporation, we are also subject to certain anti-takeover provisions of Delaware law. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holders has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us, which could have the effect of reducing your ability to receive a premium on your common stock.

Because we do not intend to pay dividends, you will benefit from an investment in our common stock only if it appreciates in value.

        We have not paid cash dividends on any of our classes of capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. The success of your investment in our common stock will depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value or even maintain the price at which you purchased your shares.

Risks relating to this offering

Our stock price is, and we expect it to remain, volatile, which could limit investors' ability to sell stock at a profit.

        The volatile price of our stock makes its difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our common stock. See "Risks Relating To Our Common Stock—Our stock price may be volatile and you may lose all or a part of your investment".

We expect to sell additional equity securities, which will cause dilution.

        We expect to sell more equity securities in the future to obtain operating funds. We may sell these securities at a discount to the market price. Any future sales of equity will dilute the holdings of existing stockholders, possibly reducing the value of their investment.

Investors in this offering will suffer immediate dilution.

        As of September 30, 2007, we had a net tangible book value of $89.4 million which yields a net tangible book value of approximately $3.14 per share of common stock based on 28,497,475 shares of common stock outstanding, assuming no exercise of any options or conversion of an outstanding convertible promissory note. The net tangible book value per share is substantially less than the current market price per share.

        If you pay more than the net tangible book value per share for stock in this offering, you will suffer immediate dilution.

As of January 15, 2008, there were 3,033,436 shares of common stock underlying outstanding options, which if exercised could decrease the value of your shares.

        As of January 15, 2008, holders of our outstanding options had the right to acquire 3,033,436 shares issuable on the exercise their stock options, at an average exercise price of $10.38 per share.

        If the holders exercise those options, or similar dilutive securities we may issue in the future, you may experience dilution in the net tangible book value of your common stock. In addition, the sale or availability for sale of the underlying shares in the marketplace could depress our stock price. We have registered or agreed to register for sale all of the underlying shares listed above. Holders of registered underlying shares could resell the shares immediately upon issuance, resulting in significant downward pressure on our stock.

We will have considerable discretion over the use of the proceeds of this offering and may not realize an adequate return.

        We will have considerable discretion in the application of the net proceeds of this offering. We have not determined the amount of net proceeds that we will apply to various corporate purposes, including potential acquisitions. We may use the proceeds for purposes that do not yield a significant return, if any, for our stockholders.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements, since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, levels of activity, performance or achievements. Factors that may cause actual results to differ materially from current expectations, which we describe in more detail elsewhere in this prospectus supplement under the heading "Risk Factors," include, but are not limited to:

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  delays in obtaining, or failure to obtain, FDA approvals;

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  inability to successfully market and sell any approved product;

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  unfavorable results of our preclinical or clinical testing;

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  increased regulation by the FDA and other agencies;

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  the introduction of competitive products;

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  impairment of license, patent or other proprietary rights;

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  failure to implement our strategy; and

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  changes in our financial performance and cash requirements.

        If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from what we projected. Any forward-looking statement you read in this prospectus supplement or the accompanying prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

        Before deciding to purchase our common stock, you should carefully consider the risks described in this prospectus supplement under "Risk Factors," in addition to the other information set forth in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein.

        The safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, or PSLRA, protects companies from liability for their forward-looking statements if they comply with the requirements of the PSLRA.

USE OF PROCEEDS

        We estimate the net proceeds to us from this offering will be approximately $64.7 million (or approximately $74.7 million if the underwriters' option to purchase additional shares of our common stock is exercised in full), after payment of underwriting discounts and commissions and estimated expenses of this offering. We will not receive any proceeds from the shares of our common stock by the selling stockholder.

        We intend to use the net proceeds of this offering as follows:

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  to complete our second Phase 3 Fampridine-SR clinical trial in MS and to conduct other activities related to the filing of an NDA for Fampridine-SR;

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  for pre-marketing activities associated with the possible commercialization of Fampridine-SR, if approved;

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  for research and development, including in connection with our preclinical studies related to our neuregulin, remyelinating antibodies and chondroitinase programs; and

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  the remainder for general corporate purposes, which include the funding of working capital and capital expenditures.

        We may also use a portion of the net proceeds to acquire or invest in other businesses, products and technologies. Until we use net proceeds for the above purposes, we intend to invest them in short-term, investment grade, interest-bearing securities.

CAPITALIZATION

        The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of September 30, 2007 on an actual basis and on an as adjusted basis to reflect our receipt of net proceeds of $64.7 million from the sale of shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2007
(in thousands)	Actual (unaudited)	As adjusted (unaudited)
Cash, cash equivalents, and short-term investments	$105,133	$169,824

Current portion of notes payable	463	463
Revenue interest liability	20,738	20,738
Put/call liability	363	363
Long-term convertible notes payable	6,654	6,654

Total debt	28,218	28,218

Stockholders' equity:
Common stock, $.001 par value, 80,000,000 shares authorized; 28,497,475 shares issued and outstanding, actual; and 31,714,475 shares issued and outstanding, as adjusted	28	31
Additional paid-in capital	331,069	395,756
Accumulated deficit	(256,306)	(256,306)
Other comprehensive loss	227	227

Total stockholders' equity	75,018	139,709

Total capitalization	$103,236	$167,927

        The table above excludes, as of September 30, 2007:

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  3,074,094 shares of common stock issuable, as of September 30, 2007, upon the exercise of outstanding options to purchase our common stock, at a weighted average exercise price of $10.16 per share;

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  78,869 shares of unvested restricted stock outstanding as of September 30, 2007;

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  67,476 shares of common stock issuable upon the conversion of an outstanding convertible promissory note;

  •
  1,147,578 shares of common stock reserved for issuance under our stock option plans, including our 2006 Employee Incentive Plan; and

  •
  100,000 shares of common stock issued on February 1, 2008 in connection with the acquisition of certain assets of Neurorecovery, Inc.

DILUTION

        Our net tangible book value at September 30, 2007 was approximately $89.4 million, or $3.14 per share of common stock. Net tangible book value per share is determined by dividing the net tangible book value, total tangible assets less total liabilities, by the number of outstanding shares of common stock at that date (excluding outstanding shares of unvested restricted stock). After taking into account the sale by us of 3,217,000 shares of our common stock in this offering and deducting underwriting discounts and commissions and our estimated offering expenses, the as adjusted net tangible book value at September 30, 2007 would have been approximately $154.0 million, or $4.86 per share. Assuming the completion of this offering, there will be an immediate increase in net tangible book value to existing stockholders of $1.72 per share and an immediate dilution to new investors of $16.64 per share. The following table illustrates the per share dilution to new investors:

Offering price per share		$21.50
Net tangible book value per share as of September 30, 2007	$3.14
As adjusted increase in net tangible book value per share attributable to new investors	$1.72

As adjusted net tangible book value per share, after offering		$4.86

Dilution per share to new investors		$16.64

        If the underwriters exercise their option to purchase 495,000 additional shares of our common stock, there will be an increase in the as adjusted net tangible book value to existing stockholders of $1.95 per share and an immediate dilution in the as adjusted net tangible book value to new investors of $16.41 per share.

MARKET PRICE AND DIVIDENDS ON COMMON STOCK

        Our common stock has been listed on the Nasdaq Global Market under the symbol "ACOR" since our initial public offering on February 9, 2006.

        The table below provides, for the period indicated, the reported high and low sales prices for the common stock on the Nasdaq Global Market.

	High	Low
Fiscal Year Ended December 31, 2008
First Quarter through February 12, 2008	$28.14	$20.26
	High	Low
Fiscal Year Ended December 31, 2007
Fourth Quarter	$23.40	$16.84
Third Quarter	$21.41	$15.80
Second Quarter	$26.58	$16.69
First Quarter	$25.88	$15.06
	High	Low
Fiscal Year Ended December 31, 2006
Fourth Quarter	$20.60	$8.27
Third Quarter	$11.90	$2.20
Second Quarter	$5.50	$3.30
First Quarter	$7.48	$5.10

        As of April 23, 2007, we had approximately 2,419 holders of record of our common stock. On February 12, 2008, the closing sales price of our common stock as reported on the Nasdaq Global Market was $21.55 per share.

Dividend policy

        We have never declared or paid cash dividends on our common stock. We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business.

SELLING STOCKHOLDER

        Below is information with respect to the number of shares of our common stock owned by the selling stockholder as of January 15, 2008 and the number of shares of our common stock that such stockholder is selling under this prospectus supplement.

        We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of January 15, 2008 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The percentage of beneficial ownership is based on 28,625,823 shares of voting common stock outstanding on January 15, 2008 and 31,842,823 shares of voting common stock outstanding after giving effect to this offering.

	Ownership before offering			Ownership after offering
Name and address	Number of shares beneficially owned	Percentage of shares beneficially owned	Number of shares offered hereby	Number of shares beneficially owned	Percentage of shares beneficially owned
Cross Atlantic Partners IV, K/S(1)	609,120	2.1%	83,000	526,120	1.7%

(1)
Includes 502,188 shares beneficially owned by Cross Atlantic Partners IV, K/S, 93,658 shares beneficially owned by Nordea Bank Danmark, A/S and 13,274 shares issuable upon the exercise of stock options that are owned by Sandra Panem, Ph.D, for the benefit of Cross Atlantic Partners IV, K/S. Cross Atlantic Partners has voting and dispository authority over the shares owned by Nordea Bank. In addition to the sale by Cross Atlantic Partners of 83,000 shares pursuant to this prospectus supplement and the accompanying prospectus (as indicated in the table above), following the date of this prospectus supplement and in accordance with the terms of certain agreements between Nordea Bank and Cross Atlantic Partners IV, Nordea Bank may sell up to 17,000 shares in the open market. Dr. Panem, who has been a member of our Board of Directors since 1998, is a partner of Cross Atlantic Partners and exercises investment and voting power over these shares. Dr. Panem disclaims beneficial ownership of these shares. The address of Cross Atlantic Partners IV, K/S is 551 Madison Avenue, New York, NY 10022.

UNDERWRITING

        We and the selling stockholder are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. are the representatives of the underwriters listed in the following table. We and the selling stockholder will enter into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholder will agree to sell to the underwriters, and each underwriter will agree to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of shares
J.P. Morgan Securities Inc.	1,155,000
Deutsche Bank Securities Inc.	1,155,000
Lazard Capital Markets LLC	330,000
Piper Jaffray & Co.	330,000
Cowen and Company, LLC	165,000
Friedman, Billings, Ramsey & Co., Inc.	165,000

Total	3,300,000

        The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholder.

        The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus supplement. The underwriters may allow a concession of not more than $0.7095 per share to selected dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. Our common stock is offered subject to a number of conditions, including:

  •
  receipt and acceptance of the common stock by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

        Option to Purchase Additional Shares.    We have granted the underwriters an option to purchase from us up to 495,000 additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time, in whole or in part, within 30 days after the date of this prospectus supplement. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above.

        Discount and Commissions.    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholder. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

        We estimate that the expenses of the offering to be paid by us, not including the underwriting discounts and commissions, will be approximately $325,000.

	Paid by us
			Paid by selling stockholder
	No exercise	Full exercise
Per Share	$1.29	$1.29	$1.29

Total	$4,149,930	$4,788,480	$107,070

        Listing.    Our common stock is listed on the Nasdaq Global Market under the symbol "ACOR".

        Stabilization.    In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  syndicate covering transactions; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

        The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares as referred to above.

        A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

        Lock-up Agreements.    We and our executive officers and directors (except for two of our directors, Sandra Panem, Ph.D, who beneficially owns, together with her affiliates, approximately 2.1% of our common stock and Barclay Phillips, who beneficially owns, together with his affiliates, approximately 1.9% of our common stock) have entered into lock-up agreements with the underwriters. Under the lock-up agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. for a period of 90 days from the date of this prospectus supplement, subject to a potential extension of up to an additional 34 days under certain circumstances. This consent may be given at any time without public notice. Under the lock-up agreements entered into with our executive officers, each executive officer is permitted to sell, during the lock-up period, a specified number of shares, equal to 200,000 shares in the aggregate for all executive officers. These permitted sales relate to sales pursuant to pre-existing 10b5-1 plans or 10b5-1 plans established after the date of this prospectus supplement. In addition, beginning 46 days after the date of this prospectus supplement, we have the right to issue up to 1.5 million shares of our common stock in connection with the acquisition of or investment in other businesses, products or technologies, provided that the holders of such shares execute a lock-up agreement for the remainder of the lock-up period.

        Indemnification.    We and the selling stockholder will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we or the selling stockholder are unable to provide this indemnification, we and the selling stockholder will contribute to payments the underwriters may be required to make in respect of those liabilities.

        Conflicts/Affiliates.    The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us for which they have received customary fees. Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Compliance with non U.S. laws and regulations

        Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares of our common stock or has in its possession or distributes the prospectus supplement, the accompanying prospectus or any other material.

European economic area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

  (a)
  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

        Each underwriter acknowledges and agrees that:

  (i)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the us; and

  (ii)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Italy

        The offering of the shares of common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the "CONSOB") pursuant to Italian securities legislation and, accordingly, the shares may not be offered, sold or delivered, nor may copies of the prospectus supplement or accompanying prospectus or any other documents relating to the shares of common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended (the "Regulation No. 11522"), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "Financial Service Act") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

        Any offer, sale or delivery of the shares of common stock or distribution of copies of the prospectus supplement, or accompanying prospectus or any other document relating to the shares of common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the "Italian Banking Law"), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

        Any investor purchasing the shares in the offering is solely responsible for ensuring that any offer or resale of the shares it purchased in the offering occurs in compliance with applicable laws and regulations.

        The prospectus supplement and accompanying prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the "Financial Service Act" and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

        Italy has only partially implemented the Prospectus Directive, the provisions under the heading "European Economic Area" above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

        Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

LEGAL MATTERS

        The validity of the common stock offered by this prospectus supplement will be passed upon for us by Covington & Burling LLP, New York, New York, and for the underwriters by Shearman & Sterling LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus supplement and the accompanying prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus supplement and the accompanying prospectus in accordance with the rules of the SEC. We are a public company and file proxy statements and annual, quarterly and special reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (www.sec.gov).

INCORPORATION OF INFORMATION BY REFERENCE

        We incorporate into this prospectus supplement and the accompanying prospectus information contained in documents which we file with the Securities and Exchange Commission. We are disclosing important information to you by referring you to those documents. The information which we incorporate by reference is an important part of this prospectus, and certain information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  •
  annual report on Form 10-K/A for the year ended December 31, 2006, filed on May 8, 2007;

  •
  quarterly reports on Form 10-Q for the quarters ended March 31, 2007, filed on May 12, 2007; June 30, 2007, filed on August 10, 2007; and September 30, 2007, filed on November 8, 2007;

  •
  current reports on Form 8-K, filed on January 8, 2007 (two filings)(but only with respect to items 5.02 and 8.01), February 5, 2007, February 7, 2007, February 16, 2007 (two filings), February 20, 2007, February 23, 2007, March 21, 2007, May 2, 2007, May 10, 2007, May 22, 2007, June 4, 2007, June 6, 2007, June 8, 2007, June 19, 2007, July 6, 2007, July 20, 2007, September 6, 2007, September 11, 2007, October 12, 2007, November 30, 2007, January 28, 2008 and February 4, 2008, February 6, 2008 and February 11, 2008; and

  •
  the description of our common stock in our Registration Statement on Form S-1/A (File No. 333-128827) filed on February 9, 2006, including any amendment or reports filed for the purpose of updating this description.

        You may access our annual report on Form 10-K/A, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to any of these reports, free of charge on the SEC's website. Information contained on, or that can be accessed through, our website is not part of this prospectus supplement and the accompanying prospectus.

        In addition, we will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to Corporate Secretary, Acorda Therapeutics, Inc., 15 Skyline Drive, Hawthorne, New York 10532, or call (914) 347-4300.

ACORDA THERAPEUTICS, INC.
15 Skyline Drive
Hawthorne, New York 10532
(914) 347-4300

Common Stock

Preferred Stock

Debt Securities

Warrants

Units

        We may offer under this prospectus from time to time, at prices and on terms to be determined by market conditions at the time we make the offer, up to an aggregate of $150,000,000 of our:

  •
  common stock, par value $0.001 per share;

  •
  preferred stock, par value $0.001 per share;

  •
  debt securities;

  •
  warrants to purchase common stock, preferred stock or debt securities; or

  •
  any combination of the above, separately or as units.

        The selling stockholders identified in this prospectus may offer from time to time up to an aggregate of 183,000 shares of our common stock. See "Selling Stockholders" beginning on page 8.

        This prospectus may not be used to sell our securities unless accompanied by a prospectus supplement. Before you invest in our securities, you should carefully read both this prospectus and the prospectus supplement related to the offering of the securities.

        Our common stock is listed on the Nasdaq Global Market under the symbol "ACOR." On February 1, 2008, the last reported sales price for our common stock was $26.86 per share.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

        Investing in our securities involves a high degree of risk. You should purchase the securities only if you can afford a complete loss of your investment. See "Prospectus Summary—Risk Factors" in the applicable prospectus supplement.

        If we sell securities through agents or underwriters, we will include their names and the fees, commissions and discounts they will receive, as well as the net proceeds to us, in the applicable prospectus supplement.

The date of this prospectus is February 6, 2008

You should rely only on the information contained in or incorporated by reference in this prospectus, the related prospectus supplement or any free writing prospectus by or on behalf of us. We have not authorized anyone to provide you with different information. Neither we nor any of the selling stockholders are making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in or incorporated by reference in this prospectus is accurate as of the date on the front of this prospectus or incorporated document only, as the case may be. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that is important to you. We encourage you to read this prospectus in its entirety, including the "Risk Factors" section and the documents incorporated by reference herein. As used in this prospectus, unless otherwise specified or the context requires otherwise, the terms "Acorda," "we," "our," and "us" refer to Acorda Therapeutics, Inc.

Overview

        We are a commercial-stage biopharmaceutical company dedicated to the identification, development and commercialization of novel therapies that improve neurological function in people with multiple sclerosis, or MS, spinal cord injury, or SCI, and other disorders of the central nervous system, or CNS. Our marketed product, Zanaflex Capsules, is approved by the U.S. Food and Drug Administration (FDA) for the management of spasticity. Our lead product, Fampridine-SR, is in Phase 3 development for the improvement of walking ability in patients with MS. In September 2006, we reported positive Phase 3 clinical trial results from our first Phase 3 trial and we expect to have results from our second Phase 3 trial of Fampridine-SR in the second quarter of 2008. If the results of this trial are favorable, we intend to submit a New Drug Application (NDA) to the FDA in the first quarter of 2009. Our preclinical programs also target other aspects of MS, as well as SCI and other CNS disorders, including stroke and traumatic brain injury.

        Approximately 650,000 people in the United States suffer from MS or SCI and the combined annual cost of treatment for these conditions exceeds $13 billion. It is estimated that a total of approximately 10 million people live with the long-term consequences of traumatic brain injury and stroke in the United States.

        Our goal is to continue to grow as a fully-integrated biopharmaceutical company by commercializing pharmaceutical products, developing our product candidates and advancing our preclinical programs for these large and underserved markets.

Our Product Pipeline

Zanaflex

        Our products, Zanaflex Capsules and Zanaflex tablets, are FDA-approved for the management of spasticity, a symptom of conditions such as MS and SCI that is commonly characterized by stiffness and rigidity, restriction of movement and painful muscle spasms. Zanaflex Capsules and Zanaflex tablets contain tizanidine hydrochloride, or tizanidine, one of the two leading treatments currently used for the management of spasticity. We acquired Zanaflex Capsules and Zanaflex tablets from a wholly-owned subsidiary of Elan Corporation, plc, or Elan, in July 2004. This strategic acquisition provided us with the opportunity to build a commercial infrastructure, develop sales and marketing expertise and create a foundation for future product launches, in addition to generating product revenue. We launched Zanaflex Capsules, a new capsule formulation of tizanidine, in April 2005.

        We believe that Zanaflex Capsules offer important benefits over Zanaflex tablets and generic tizanidine tablets. When taken with food, Zanaflex Capsules have a different blood absorption profile, referred to as pharmacokinetic profile, than Zanaflex tablets and generic tizanidine tablets, generally resulting in a lower level and more gradual rise of peak levels of tizanidine in a patient's blood. As a result of this different pharmacokinetic profile, Zanaflex tablets and generic tizanidine tablets are not equivalent, or AB-rated, with Zanaflex Capsules. Therefore, under state pharmacy laws, prescriptions written for Zanaflex Capsules may not properly be filled by the pharmacist with Zanaflex tablets or generic tizanidine tablets. Zanaflex Capsules are also available in a higher dose strength, which gives patients and prescribers an additional choice in dosing and an opportunity to reduce the number of pills a person must take daily. In addition, people who have difficulty swallowing may find Zanaflex Capsules easier to take.

        To support and increase sales of Zanaflex Capsules, we more than doubled the size of our internal specialty sales force between 2006 and 2007. As of January 1, 2008, our internal specialty sales force consisted of 65 sales professionals who call on neurologists, other specialists, and primary care physicians who treat patients with conditions that involve spasticity. Members of this sales force also call on managed care organizations, pharmacists and wholesale drug distribution customers. We also engage a small, dedicated sales force of pharmaceutical telesales professionals to contact primary care physicians, specialty physicians and pharmacists. We believe that our sales and marketing infrastructure enables us to efficiently reach virtually all high-volume prescribers of Zanaflex tablets and generic tizanidine. We believe that many of these prescribers are also potential high-volume prescribers for our lead product candidate, Fampridine-SR, if approved.

        Zanaflex Capsules are protected by a U.S. patent that expires in 2021. Zanaflex tablets lost compound patent protection in 2002 and both products now compete with 12 generic versions of tizanidine tablets. In August 2007, the Company received a Paragraph IV Certification Notice from Apotex Inc. advising that it had submitted an Abbreviated New Drug Application (ANDA) to the FDA seeking marketing approval for generic versions of Zanaflex Capsules. In October 2007, we filed a lawsuit against Apotex Corp. and Apotex Inc. for patent infringement in relation to the filing of the ANDA by Apotex, Inc. If the FDA approves the ANDA and Apotex Corp. and Apotex Inc. are successful in challenging the validity of the patent, Apotex Corp. and Apotex Inc. could be permitted to sell a generic tizanidine hydrochloride capsule in competition with Zanaflex Capsules and Zanaflex tablets.

Fampridine-SR

        Our lead product candidate, Fampridine-SR, completed a Phase 3 clinical trial for improvement of walking ability in people with MS in September 2006. In this trial, statistical significance was achieved on all three efficacy criteria defined in a Special Protocol Assessment (SPA) issued by the FDA. A significantly greater proportion of people taking Fampridine-SR had a consistent improvement in walking speed on a timed 25-foot walk, the trial's primary outcome, compared to people taking a placebo. In addition, the effect was maintained throughout the 14-week treatment period, and there was a statistically significant improvement among responders compared to non-responders in the 12-Item MS Walking Scale (MSWS-12), a self-rated assessment of walking disability. We initiated a second Phase 3 trial of Fampridine-SR for improvement of walking ability in people with MS in June 2007.

        We initiated a second Phase 3 trial of Frampridine-SR for improvement of walking ability in people with MS in June 2007. As in our first Phase 3 trial, the primary outcome of this trial is to show that individuals treated with Fampridine-SR are significantly more likely to have consistent improvement in their walking speed on a timed 25-foot walk, than those treated with placebo. In contrast to the previous Phase 3 trial, the FDA is not requiring that this trial also demonstrate maintenance of effect over the treatment period, nor that there be a statistically significant improvement in the MSWS-12 for walking responders versus non-responders. Under a second SPA, pending clinical results, the FDA has agreed that this trial, if successful, together with our first Phase 3 trial, would be adequate to support the efficacy requirements in an NDA for Fampridine-SR. Enrollment in the second Phase 3 trial was completed as of the end of November 2007 with a total of 240 MS patients enrolled. We anticipate that the data from this trial will be available in the second quarter of 2008.

        In January 2008, we announced the results of a Thorough QT cardiac study of Fampridine-SR, an FDA-required study that evaluated the potential of Fampridine-SR to cause an increase in the electrocardiographic QT interval. This study found that Fampridine-SR, at both therapeutic and supretherapeutic doses, was no different than placebo.

        Fampridine-SR is a small molecule drug contained in a sustained release tablet form. Laboratory studies have shown that fampridine, the active ingredient in Fampridine-SR, improves impulse conduction in nerve fibers in which the insulating outer layer, called the myelin sheath, has been damaged. This damage may be caused by the body's own immune system, in the case of MS, or by physical trauma, in the case of SCI.

        We believe that Fampridine-SR could represent a fundamental shift in the treatment of people with MS because it may improve neurological function rather than treating the symptoms or slowing the progression of disease, as current treatments do. We have obtained Orphan Drug designations from the FDA for Fampridine in both MS and incomplete SCI.

Preclinical programs

        We have three preclinical programs focused on novel approaches to repair damaged components of the CNS:

  •
  Neuregulins.  This program is based on using GGF-2, a neuregulin growth factor to stimulate remyelination, or repair of the myelin sheath. In published studies, GGF-2 has been shown to stimulate remyelination in animal models of MS and to have other effects in neural protection and repair. In addition, the neuregulins have been shown to have potential cardiovascular applications, promoting the growth of heart muscle cell and reversing signs and symptoms in animal models of cardiac damage, such as congestive heart failure. In 2008, we plan to begin work with a contract manufacturer to scale up manufacturing of GGF-2 under good manufacturing practices in preparation for a potential future Investigational New Drug (IND) application to support human clinical trials.
  •
  Remyelinating antibodies.  This program is based on research performed at the Mayo Clinic, with whom we have a license agreement. Studies have demonstrated the ability of this family of antibodies to stimulate remyelination in three different animal models of MS. Currently, there is no available therapy indicated to repair myelin that has been destroyed in MS or other demyelinating diseases. We have begun work with a contract manufacturer to scale up manufacturing of one of these antibodies under good manufacturing practices, and expect to complete this scale up process by the end of 2008, in preparation for a potential future IND application to support human clinical trials.

  •
  Chondroitinase.  This program is based on the concept of breaking down the matrix of scar tissue that develops as a result of an injury to the CNS. Published research has demonstrated that this scar matrix is partly responsible for limiting the regeneration of nerve fibers in the CNS and restricting their ability to modify existing neural connections. Independent academic laboratories have also published animal studies showing that application of chondroitinase results in recovery of function following injuries to various areas of the brain or spinal cord.

        We believe all of our preclinical programs—neuregulins, remyelinating antibodies and chondroitinase—have broad applicability and have the potential to be first-in-class therapies. While these programs have initially been focused on MS and SCI, we believe they may be applicable across a number of CNS disorders, including stroke and traumatic brain injury, because many of the mechanisms of tissue damage and repair are similar. In addition, we believe that these programs have applicability beyond the nervous system, including in such fields as cardiology, oncology, orthopedics and ophthalmology.

Our Strategy

        Our strategy is to continue to grow as a fully integrated biopharmaceutical company focused on the identification, development and commercialization of a range of nervous system therapeutics. We are using our scientific, clinical and commercial expertise in MS and SCI as strategic points of access to additional CNS markets, including stroke and traumatic brain injury. Key aspects of our strategy are to:

  •
  complete the clinical development of and obtain regulatory approval for Fampridine-SR in MS;

  •
  maximize our revenue from Zanaflex Capsules;

  •
  leverage the commercial presence of Zanaflex Capsules for the potential launch of Fampridine-SR;

  •
  advance our pipeline of preclinical programs to clinical trials; and

  •
  explore alternatives to maximize shareholder value.

        We have established a team of advisors and a network of well-recognized scientists, clinicians and opinion leaders in the fields of MS and SCI. Depending on their expertise, these advisors provide assistance in trial design, conduct clinical trials, keep us apprised of the latest scientific advances and help us identify and evaluate business development opportunities. In addition, we have recruited over 40 MS centers and 80 SCI rehabilitation centers in the United States and Canada to conduct our clinical trials. Our clinical management team has extensive experience in the areas of MS and SCI and works closely with this network.

Risk Factors

        Our business is subject to numerous risks, as more fully described in the section entitled "Risk Factors" in the applicable prospectus supplement. We may be unable, for many reasons, including those that are beyond our control, to implement our current business strategy. Those reasons could include delays in obtaining, or a failure to obtain, regulatory approval for Fampridine-SR; failure to successfully promote Zanaflex Capsules and any other future marketed products; and failure to maintain and to protect our proprietary intellectual property assets, among others. The information about our preclinical and clinical trials may be useful to you in evaluating our company's current stage of development and our near-term and long-term prospects; however, you should note that of the large number of drugs in development, only a small percentage successfully complete the FDA regulatory approval process and are commercialized.

        We have a limited operating history and, as of September 30, 2007, we had an accumulated deficit of approximately $256.3 million. We expect to incur losses for at least the next several years. We had net losses of $24.2 million, $60.0 million and $60.4 million for the nine-month period ended September 30, 2007, and the years ended December 31, 2006 and 2005, respectively. We are unable to predict the extent of future losses or when we will become profitable, if at all. Even if we succeed in promoting Zanaflex Capsules and developing and commercializing one or more of our product candidates, we may never generate sufficient sales revenue to achieve and sustain profitability.

Corporate Information

        We were incorporated in 1995 as a Delaware corporation. Our principal executive offices are located at 15 Skyline Drive, Hawthorne, New York 10532. Our telephone number is (914) 347-4300. Our website is www.acorda.com. Please note that all references to "www.acorda.com" in this prospectus and documents incorporated by reference herein are inactive textual references only and that the information contained on Acorda's website is neither incorporated by reference nor intended to be used in connection with this prospectus.

        Our logo, "Acorda Therapeutics" and "Zanaflex" are registered trademarks that we own. "Zanaflex Capsules" is a trademark that we own. Other trademarks, trade names and service marks used in this prospectus are the property of their respective owners.

The Offering

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $150,000,000. In addition, the selling stockholders identified in this prospectus may sell up to an aggregate of 183,000 shares of common stock. This prospectus provides you with a general description of the securities that we or the selling stockholders may offer. Each time we or the selling stockholders offer to sell securities under this prospectus, we will provide a prospectus supplement containing specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus. To the extent that any information we provide in a prospectus supplement is inconsistent with information in this prospectus, the information in the prospectus supplement will modify or supersede this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the headings "Where You Can Find More Information" and "Incorporation of Information by Reference."

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements, since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, levels of activity, performance or achievements. Factors that may cause actual results to differ materially from current expectations, which we describe in more detail elsewhere in this prospectus under the heading "Risk Factors," include, but are not limited to:

  •
  delays in obtaining, or failure to obtain FDA approvals;

  •
  inability to successfully market and sell any approved product;

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  unfavorable results of our preclinical or clinical testing;

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  increased regulation by the FDA and other agencies;

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  the introduction of competitive products;

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  impairment of license, patent or other proprietary rights;

  •
  failure to implement our strategy; and

  •
  changes in our financial performance and cash requirements.

        If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from what we projected. Any forward-looking statement you read in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

        The safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, or PSLRA, protects companies from liability for their forward looking statements if they comply with the requirements of the PSLRA.

USE OF PROCEEDS

        Unless we state otherwise in a prospectus supplement, we will use the net proceeds from the sale of securities by us under this prospectus for general corporate purposes, including capital expenditures. Until we use net proceeds for these purposes, we intend to invest them in short-term, investment-grade, interest-bearing securities.

        We will not receive any of the proceeds from the offer and sale of the shares of common stock by the selling stockholders. See "Selling Stockholders" below.

SELLING STOCKHOLDERS

        We are registering for resale pursuant to this prospectus 183,000 shares of our common stock held by the stockholders identified below.

        The table below presents information regarding the beneficial ownership of outstanding shares of common stock by the selling stockholders and the shares that such selling stockholder may sell or otherwise dispose of from time to time under this prospectus. Information concerning the selling stockholders may change from time to time, and any changed information will be presented in a prospectus supplement if and when necessary and required. The shares of our common stock covered by this prospectus may also be sold by certain transferees or successors-in-interest of the selling stockholders.

        The number of shares of common stock in the column "Number of Shares Offered Hereby" represents all of the shares of common stock that the respective selling stockholders may offer under this prospectus. In addition, the table assumes that the selling stockholders sell all of such shares. However, because the selling stockholders may offer from time to time all or some of such shares under this prospectus, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold or otherwise disposed of by the selling stockholders or that will be held by the selling stockholders after completion of such sales.

        We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of January 15, 2008 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each of the selling stockholders have sole voting and investment power with respect to the shares set forth opposite such selling stockholder's name. The percentage of beneficial ownership is based on 28,625,833 shares of voting common stock outstanding on January 15, 2008.

	Shares Beneficially Owned		Number of Shares Offered Hereby	Shares Beneficially Owned After Sale of Shares Offered Hereby
Name of Stockholder	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned		Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Edward A. Labry III	100,000	*	100,000	—	*
Cross Atlantic Partners IV, K/S(1)	609,120	2.1%	83,000	526,120	1.8%

Total	709,120	2.5%	183,000	526,120	1.8%

*
Less than 1%.

(1)
Includes 502,188 shares beneficially owned by Cross Atlantic Partners IV, K/S, 93,658 shares beneficially owned by Nordea Bank Danmark, A/S and 13,274 shares issuable upon the exercise of stock options that are owned by Sandra Panem, Ph.D, for the benefit of Cross Atlantic Partners IV, K/S. Cross Atlantic Partners has voting and dispository authority over the shares owned by Nordea Bank. In addition to the sale by Cross Atlantic Partners of 83,000 shares pursuant to this prospectus (as indicated in the table above), following the date of this prospectus and in accordance with the terms of certain agreements between Nordea Bank and Cross Atlantic Partners IV, Nordea Bank may sell up to 17,000 shares in the open market. Dr. Panem, who has been a member of our Board of Directors since, 1998, is a partner of Cross Atlantic Partners and exercises investment and voting power over these shares. Dr. Panem disclaims beneficial ownership of these shares. The address of Cross Atlantic Partners IV, K/S is 551 Madison Avenue, New York, NY 10022.

DESCRIPTION OF SECURITIES

        The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize the material terms and provisions of the various types of securities that we may offer. We will describe in the applicable prospectus supplement relating to any securities the particular terms of the securities offered by that prospectus supplement. If indicated in the applicable prospectus supplement, the terms of the securities that we offer may differ from the terms summarized below. We will also include information in the prospectus supplement, where applicable, about material United States federal income tax considerations relating to the securities, and the securities exchange, if any, on which the securities will be listed.

        We may sell, from time to time, in one or more offerings:

  •
  common stock;

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  preferred stock;

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  debt securities; and

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  warrants.

        In addition, the selling stockholders may sell common stock from time to time, in one or more offerings.

Common Stock

        We have the authority to issue 80,000,000 shares of common stock, par value $0.001 per share. As of September 30, 2007, 28,574,344 shares of our voting common stock were outstanding, and a maximum of 3,074,094 shares of common stock were issuable upon the exercise of outstanding options.

        The following description of our common stock is only a summary and is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation. Holders of common stock have one vote per share and have no preemption rights. Holders of common stock have the right to participate ratably in all distributions, whether of dividends or assets in liquidation, dissolution or winding up, subject to any superior rights of holders of preferred stock outstanding at the time. See "Preferred Stock" below. There are no redemption or sinking fund provisions applicable to the common stock.

        Registrar and Transfer Company is the transfer agent and registrar for our common stock. Their address is 10 Commerce Drive, Cranford, NJ 07016 and their telephone number is (800) 368-5948.

Preferred Stock

        We have the authority to issue 20,000,000 shares of preferred stock. As of September 30, 2007, no shares of our preferred stock were outstanding. The description of preferred stock provisions set forth below is only a summary and is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation and the certificate of designations relating to any series of preferred stock.

        The board of directors has the right, without the consent of holders of common stock, to designate and issue one or more series of preferred stock, which may be convertible into common stock at a ratio determined by the board. A series of preferred stock may bear rights superior to common stock as to voting, dividends, redemption, distributions in liquidation, dissolution, or winding up, and other relative rights and preferences. The board may set the following terms of any series of preferred stock, and a prospectus supplement will specify these terms for any series offered:

  •
  the number of shares constituting the series and the distinctive designation of the series;

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  dividend rates, whether dividends are cumulative, and if so, from what date; and the relative rights of priority of payment of dividends;

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  voting rights and the terms of the voting rights;

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  conversion privileges and the terms and condition of conversion, including provision for adjustment of the conversion rate;

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  redemption rights and the terms and conditions of redemption, including the date or dates upon or after which shares may be redeemable, and the amount per share payable in case of redemption, which may vary under different conditions and at different redemption dates;

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  sinking fund provisions for the redemption or purchase of shares;

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  rights in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority of payment; and

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  any other relative powers, preferences, rights, privileges, qualifications, limitations and restrictions of the series.

        The preferred stock will, if issued, be fully paid and nonassessable. The rights of the holders of preferred stock will be subordinate to those of our general creditors.

Debt Securities

        The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provision of any debt securities that we may offer under this prospectus. While the terms we have summarized below will apply generally to any future debt securities we may offer, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. The terms of any debt securities we may offer under a prospectus supplement may differ from the terms described below. For any debt securities that we may offer, an indenture (and any relevant supplemental indenture) will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement that includes this prospectus, or as an exhibit to a current report on Form 8-K, incorporated by reference in this prospectus.

        With respect to any debt securities that we issue, we will issue such debt securities under an indenture, which we would enter into with the trustee named in the indenture. Any indenture would be qualified under the Trust Indenture Act of 1939.

        With respect to any debt securities that we issue, we will describe in each prospectus supplement the following terms relating to a series of debt securities:

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  the title;

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  the principal amount being offered, and if a series, the total amount authorized and the total amount outstanding;

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  any limit on the amount that may be issued;

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  whether or not we will issue the series of debt securities in global form, and if so, the terms and who the depository will be;

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  the maturity date;

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  the principal amount due at maturity;

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  whether and under what circumstances, if any, we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes, and whether we can redeem the debt securities if we have to pay such additional amounts;

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  the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

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  whether or not the debt securities will be convertible into shares of common stock or preferred stock and, if so, the terms of such conversion;

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  whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;

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  the terms of the subordination of any series of subordinated debt;

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  the place where payments will be payable;

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  restrictions on transfer, sale or other assignment, if any;

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  our right, if any, to defer payment or interest and the maximum length of any such deferral period;

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  the date, if any, after which and the conditions upon which, and the price at which, we may, at our option, redeem the series of debt securities pursuant to any optional or provisional redemption provisions and the terms of those redemptions provisions;

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  the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund or analogous fund provisions or otherwise, to redeem, or at the holder's option to purchase, the series of debt securities and the currency or currency unit in which the debt securities are payable;

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  whether the indenture will restrict our ability to pay dividends or will require us to maintain any asset ratios or reserves;

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  whether we will be restricted from incurring any additional indebtedness, issuing additional securities, or entering into a merger, consolidation or sale of our business;

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  a discussion of any material or special United States federal income tax considerations applicable to the debt securities;

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  information describing any book-entry features;

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  provisions for a sinking fund purchase or other analogous fund, if any;

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  any provisions for payment of additional amounts for taxes;

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  whether the debt securities are to be offered at a price such that they will be deemed to be offered at an "original issue discount" as defined in paragraph (a) of Section 1273 of the Internal Revenue Code of 1986, as amended;

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  the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof;

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  events of default;

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  whether we and/or the debenture trustee may change an indenture without the consent of any holders;

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  the form of debt security and how it may be exchanged and transferred;

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  description of the debenture trustee and paying agent, and the method of payments; and

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  any other specified terms, preferences, rights or limitations of, or restrictions on, the debt securities and any terms that may be required by us or advisable under applicable laws or regulations.

Warrants

        The following description, together with the additional information we may include in any applicable prospectus supplement, summarizes the material terms and provisions of any warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. The terms of any warrants offered under a prospectus supplement may differ from the terms described below. With respect to any warrants that we offer, specific warrant agreements will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement that includes this prospectus or as an exhibit to a current report on Form 8-K, incorporated by reference in this prospectus.

        General.    With respect to any warrants that we offer, we will describe in the applicable prospectus supplement the terms of the series of warrants, including:

  •
  the offering price and aggregate number of warrants offered;

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  the currency for which the warrants may be purchased;

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  if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

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  if applicable, the date on and after which the warrants and the related securities will be separately transferable;

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  in the case of warrants to purchase common stock or preferred stock, the number of shares of common stock or preferred stock, as the case may be, purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon exercise;

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  in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at which, and currently in which, this principal amount of debt securities may be purchased upon exercise;

  •
  the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;

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  the terms of any rights to redeem or call the warrants;

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  any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;

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  the dates on which the right to exercise the warrants will commence and expire;

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  the manner in which the warrant agreement and warrants may be modified;

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  federal income tax consequences of holding or exercising the warrants;

  •
  the terms of the securities issuable upon exercise of the warrants; and

  •
  any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

        Before exercising their warrants, the holders of such warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including:

  •
  in the case of warrants to purchase debt securities, the right to receive payments of principal of, or premium, if any, or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

  •
  in the case of warrants to purchase common stock or preferred stock, the right to receive dividends, if any, or, payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

        Exercise of Warrants.    With respect to any warrants that we issue, each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to 5:00 P.M. New York time on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

        Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to the warrant agent.

        Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for the warrants ("cashless exercise").

        Enforceability of Rights by Holders of Warrants.    With respect to any warrants that we issue, each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

Section 203 of the Delaware General Corporation Law

        We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

  •
  prior to such time, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

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  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        In general, Section 203 defines "business combination" to include the following

  •
  any merger or consolidation involving the corporation and the stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exception, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines "interested stockholder" as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Certificate of Incorporation and Bylaws

        Our amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or our management. For example, our amended and restated certificate of incorporation authorizes the issuance of up to 20,000,000 shares of preferred stock, par value $.001 per share. The board of directors has the authority, without approval of the stockholders, to issue and determine the rights and preferences of series of preferred stock. The ability to authorize and issue preferred stock with voting or other rights or preferences makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us.

        Our amended and restated certificate of incorporation and amended and restated bylaws also provide that our board of directors is divided into three classes, each serving staggered three-year terms ending at the annual meeting of our stockholders. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. Members of the board of directors may only be removed for cause and only by the affirmative vote of 75% of our outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of our board of directors.

        Our amended and restated certificate of incorporation and amended and restated bylaws provide that a meeting of stockholders may only be called by our board of directors, the chairman of our board of directors or our chief executive officer. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder's notice. The provisions may delay or preclude stockholders from calling a meeting of stockholders, bringing matters before a meeting of stockholders or from making nominations for directors at a stockholders' meeting, which could delay or deter takeover attempts or changes in management. Our amended and restated certificate of incorporation also does not provide for cumulative voting. The absence of cumulative voting may make it more difficult for stockholders owning less than a majority of our stock to elect any directors to our board of directors.

PLAN OF DISTRIBUTION

        We or any of the selling stockholders may sell securities under this prospectus in public offerings:

  •
  through one or more underwriters or dealers

  •
  through other agents; or

  •
  directly to purchasers.

        The securities that we or any of the selling stockholders may sell under this prospectus may be priced:

  •
  at a fixed public offering price or prices, which may be changed from time to time;

  •
  at market prices prevailing at the times of sale;

  •
  at prices calculated by a formula based on prevailing market prices;

  •
  at negotiated prices; or

  •
  in a combination of any of the above pricing methods.

        If we or any of the selling stockholders use underwriters for an offering, they will acquire securities for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. We or any of the selling stockholders may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the securities offered by the prospectus supplement. The public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. Only underwriters named in a prospectus supplement are underwriters of the securities offered by that prospectus supplement.

        If this registration statement is used for an "at the market offering" as defined in Rule 415(a)(4) under the Securities Act, the amount of securities registered under this registration statement for such an offering may not exceed 10% of the aggregate market value of our outstanding voting stock as proscribed by Rule 415(a)(4) of the Securities Act.

        We or any of the selling stockholders may also sell securities directly or through agents. We or any such selling stockholders will name any agent involved in an offering and we or any such selling stockholders will describe any commissions we or any such selling stockholders will pay the agent in the applicable prospectus supplement. Unless the prospectus supplement states otherwise, our or the applicable selling stockholder's agents will act on a best-efforts basis.

        We or any of the selling stockholders may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us or any such selling stockholders at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We or any such selling stockholders will describe the conditions of these contracts and the commissions we must pay for solicitation of these contracts in the applicable prospectus supplement.

        We or any selling stockholders may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Underwriters or agents may engage in transactions with us, or perform services for us, in the ordinary course of business. We or any selling stockholders may also use underwriters or agents with whom we or any selling stockholders have a material relationship. We will describe the nature of any such relationship in the applicable prospectus supplement.

        An underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriter to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. These activities may cause the price of our securities to be higher than it would otherwise be on the open market. The underwriter may discontinue any of these activities at any time.

        All securities we offer, other than common stock, will be new issues of securities, with no established trading market. Underwriters may make a market in these securities, but will not be obligated to do so and may discontinue market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.

        In compliance with guidelines of the National Association of Securities Dealers, Inc., or the NASD, the maximum commission or discount to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of the securities offered by this prospectus; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Ratio of Earnings to Fixed Charges

        The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, including amortized discounts, premiums and capitalized expenses related to indebtedness.

        The following table sets forth our ratios of earnings to fixed charges for the periods indicated (deficiencies in thousands):

		Year Ended December 31,				Year Ended June 30,
	Nine Months Ended September 30, 2007				Six Months Ended December 31, 2003
		2006	2005	2004		2003	2002
Ratio of earnings to fixed charges	*	*	*	*	*	*	*
Deficiency	$(24,245)	$(60,631)	$(65,721)	$(74,675)	$(50,908)	$(50,684)	$(21,236)

*
Less than one-to-one coverage.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

        The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings by the sum of fixed charges and preferred stock dividends. Earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, including amortized discounts, premiums and capitalized expenses related to indebtedness.

        We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we have not paid any preferred stock dividends during the five fiscal years ended December 31, 2006 nor for the nine-month period ended September 30, 2007.

LEGAL MATTERS

        Unless otherwise specified in any applicable prospectus supplement, the validity of the securities covered by this prospectus will be passed upon for us by Covington & Burling LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Acorda Therapeutics, Inc. as of December 31, 2006 and 2005 and each of the years in the three-year period ended December 31, 2006 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the December 31, 2006 financial statements contains an explanatory paragraph that Acorda Therapeutics, Inc.'s adoption of Statement on Financial Accounting Standards No. 123R "Share-based Payments," as of January 1, 2006.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We are a public company and file proxy statements and annual, quarterly and special reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (www.sec.gov).

INCORPORATION OF INFORMATION BY REFERENCE

        We incorporate into this prospectus information contained in documents which we file with the Securities and Exchange Commission. We are disclosing important information to you by referring you to those documents. The information which we incorporate by reference is an important part of this prospectus, and certain information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  •
  annual report on Form 10-K/A for the year ended December 31, 2006, filed on May 8, 2007;

  •
  quarterly reports on Form 10-Q for the quarters ended March 31, 2007, filed on May 12, 2007; June 30, 2007, filed on August 10, 2007; and September 30, 2007, filed on November 8, 2007;

  •
  current reports on Form 8-K, filed on January 8, 2007 (two filings) (but only with respect to Items 5.02 and 8.01), February 5, 2007, February 7, 2007, February 16, 2007 (two filings), February 20, 2007, February 23, 2007, March 21, 2007, May 2, 2007, May 10, 2007, May 22, 2007, June 4, 2007, June 6, 2007, June 8, 2007, June 19, 2007, July 6, 2007, July 20, 2007, September 6, 2007, September 11, 2007, October 12, 2007, November 30, 2007, January 28, 2008 and February 4, 2008; and

  •
  the description of our common stock in our Registration Statement on Form S-1/A (File No. 333-128827) filed on February 9, 2006, including any amendment or reports filed for the purpose of updating this description.

        You may access our annual report on Form 10-K/A, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to any of these reports, free of charge on the SEC's website. Information contained on, or that can be accessed through, our website is not part of this prospectus.

        In addition, we will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to Corporate Secretary, Acorda Therapeutics, Inc., 15 Skyline Drive, Hawthorne, New York 10532, or call (914) 347-4300.

3,300,000 Shares

Common Stock

Prospectus Supplement

JPMorgan	Deutsche Bank Securities

Lazard Capital Markets
Piper Jaffray
Cowen and Company
Friedman Billings Ramsey

February 12, 2008

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Prospectus Supplement
Prospectus
PROSPECTUS SUPPLEMENT SUMMARY
Overview
Our Product Pipeline
Recent Developments
Our Strategy
Risks Associated With Our Business
Corporate Information
The Offering
Summary Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
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MARKET PRICE AND DIVIDENDS ON COMMON STOCK
SELLING STOCKHOLDER
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WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF INFORMATION BY REFERENCE

PROSPECTUS SUMMARY
Overview
Our Product Pipeline
Our Strategy
Risk Factors
Corporate Information
The Offering
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
DESCRIPTION OF SECURITIES
DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS
PLAN OF DISTRIBUTION
RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF INFORMATION BY REFERENCE